UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[ ] SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report N/A

For the transition period from _____________ to _____________

Commission file number

VALDOR TECHNOLOGY INTERNATIONAL INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

450 - 789 West Pender Street, Vancouver BC V6C 1H2, Canada
(Address of principal executive offices)

Brian Findlay, CFO
450 - 789 West Pender Street
Vancouver, British Columbia
Canada V6C 1H2
Telephone: 604.687.3775
Email: bfindlay@valdor.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copy of communications to:
William Macdonald
Macdonald Tuskey
400 - 570 Granville Street
Vancouver, British Columbia
Canada V6C 3P1
Telephone: 604.648.1670
Facsimile: 604.681.4760

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

79,903,720 common shares without par value outstanding on December 31, 2013
No preferred shares were outstanding on December 31, 2013

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[  ] YES [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[  ] YES [  ] N O

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[  ] YES [X] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [  ] YES [X] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [X]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[  ] ITEM 17 [  ] ITEM 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[  ] Y E S [  ] N O

Pursuant to The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we are classified as an “Emerging Growth Company.” Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, our auditor will not be required to attest to and report on management’s assessment of our internal controls over financial reporting during a five-year transition period. We are also exempt from certain other requirements, including the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies. The company will remain an Emerging Growth Company for up to the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933, although it will lose that status earlier if revenues exceed $1 billion, or if the company issues more than $1 billion in non-convertible debt in a three year period, or the company will lose that status on the date that it is deemed to be a large accelerated filer.

SIGNATURES	49

FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements. These statements relate to future events or future financial performance. In some cases, you can identify forward-looking statements by terminology such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "potential", or "continue", the negative thereof or other variations thereon or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

There can be no assurance that the forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. The forward-looking statements in this registration statement speak only as to the date hereof. Except as required by applicable law, including the securities laws of the United States and Canada, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

In this registration statement, unless otherwise stated, all dollar amounts are expressed in United States dollars ("$") and "C$" refers to Canadian dollars. The financial statements and summaries of financial information contained in this registration statement are also reported in United States dollars unless otherwise stated. All such financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), unless expressly stated otherwise.

As used in this registration statement, the terms "we", "us", "our", "our company" and "the company" refer to Valdor Technology International Inc. and our subsidiaries, unless otherwise stated. References to "Valdor Technology" refer to Valdor Technology International Inc. excluding its subsidiaries.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

The directors and the senior management of the company are as follows:

Name and Office Held	Function
Elston Johnston Chairman of the Board and Director	As Chairman of the Board, Mr. Johnston is responsible for leads and facilitates the functioning of our board of directors.
Brian Findlay Chief Financial Officer, Director and Audit Committee Member	As our Chief Financial Officer, Mr. Findlay is responsible for the management and supervision of all of the financial aspects of our business. As a director, Mr. Findlay participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.
Ronald Boyce Vice President of Sales and Marketing, Director and Audit Committee Member	As Vice President of Sales and Marketing, Mr. Boyce is responsible for the marketing and promotion of the Valdor product line, coaching and guiding direct sales and channel distribution. As a director, Mr. Boyce participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

Name and Office Held	Function
Las Yabut President of Valdor Technology and Valdor Fiber Optics, Inc.	As President of Valdor Technology and Valdor Fiber Optics, Inc., Mr. Yabut is responsible for the management of our operations in Hayward, California.
Hector Toledo Director	As a director, Mr. Toledo participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

The business address for our directors and officers is 450 - 789 West Pender Street, Vancouver, British Columbia, Canada V6C 1H2 with the exception of Mr. Yabut, whose business address is 3116 Diablo Avenue, Hayward, California, 94545.

B.	Advisors

Our legal advisers in Canada are Salley Bowes Harwardt LLP, Suite 1750, 1185 West Georgia Street, Vancouver, British Columbia, Canada V6E 4E6 and our United States legal advisers are Macdonald Tuskey, Suite 400, 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1.

C.	Auditors

Our current auditors are I. Vellmer Inc., Chartered Accountants, with a business address at Suite 605 – 1355 West Broadway, Vancouver, British Columbia, Canada V6H 1H9. I. Vellmer Inc., Chartered Accountants, are members of the Institute of Chartered Accountants of British Columbia and are registered with both the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board. I. Vellmer Inc., Chartered Accountants, were first appointed as our auditors on April 8, 2011.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

Prepared in Accordance With IFRS

The following table summarizes selected financial data for our company for the nine months ended September 30, 2013 and the nine months ended September 30, 2012, and for the fiscal years ended December 31, 2012 and 2011 prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). The information in the table was extracted from the detailed financial statements and related notes included in this registration statement and should be read in conjunction with such financial statements and with the information appearing under the heading, "Item 5 — Operating and Financial Review and Prospects" beginning at page 25 below.

Selected Financial Data

Statements of Income (Loss) Data	Nine months ended September 30, 2013 (Unaudited) ($)	Nine months ended September 30, 2012 (Unaudited) ($)	Year Ended December 31,
			2012 (audited) ($)	2011 (audited) ($)
Revenues	97,892	96,672	130,593	169,285

Statements of Income (Loss) Data	Nine months ended September 30, 2013 (Unaudited) ($)	Nine months ended September 30, 2012 (Unaudited) ($)	Year Ended December 31,
			2012 (audited) ($)	2011 (audited) ($)
Gross Profit	45,948	50,849	52,473	80,149
Net (Loss)/Income and Comprehensive (Loss)/Income	(1,355,266)	(1,000,876)	(1,368,433)	(1,013,329)
Basic and Diluted (Loss)/Earnings per Share	(0.02)	(0.02)	(0.03)	(0.02)

Statement of Financial Position Data	Nine months ended September 30, 2013 (Unaudited) ($)	Nine months ended September 30, 2012 (Unaudited) ($)	As at December 31,
			2012 (audited) ($)	2011 (audited) ($)
Assets	215,669	161,408	103,015	148,241
Current Liabilities	136,169	1,954,274	839,664	951,377
Shareholders' Equity/(Deficiency)	79,500	(1,792,866)	(736,649)	(803,136)
Common Shares	20,088,194	16,509,762	17,872,166	16,491,101
(Deficit)/Retained Earnings	(22,564,738)	(20,800,188)	(21,187,486)	(19,863,201)
Outstanding Common Shares	79,903,720	44,077,720	58,304,720	43,996,720

Prepared In Accordance With Canadian GAAP

The following table summarizes selected financial data for our company for the fiscal years ended December 31, 2010, 2009 and 2008 prepared in accordance with Canadian GAAP. The information in the table was extracted from the detailed financial statements and related notes for these financial periods which are available under the Company's profile on SEDAR at www.sedar.com and should be read in conjunction with such financial statements. The audited annual financial statements for the fiscal years ended December 31, 2010, 2009 and 2008 were prepared and presented in accordance with Canadian GAAP and the financial information in such financial statements and in the tables below is presented in US dollars.

Selected Financial Data

Statements of Income (Loss) Data	Year Ended December 31,
	2010 (audited) ($)	2009 (audited) ($)	2008 (audited) ($)
Revenues	239,600	276,953	488,518
Gross Profit	62,495	67,606	114,902
Net (Loss)/Income and Comprehensive (Loss)/Income	(1,249,882)	(1,588,163)	(1,062,843)
Basic and Diluted (Loss)/Earnings per Share	(0.04)	(0.06)	(0.08)

Statement of Financial Position Data	As at December 31,
	2010 (audited) ($)	2009 (audited) ($)	2008 (audited) ($)
Assets	460,674	208,055	210,160
Current Liabilities	985,165	1,158,733	1,079,127
Shareholders' Equity/(Deficiency)	(524,491)	(950,678)	(868,967)
Common Shares	15,936,335	14,850,523	13,402,846
(Deficit)/Retained Earnings	(19,480,480)	(18,230,598)	(16,642,435)
Outstanding Common Shares	39,915,220	31,160,220	21,170,220

B.	Capitalization and Indebtedness

Our authorized share capital consists of an unlimited number of Common Shares, without par value and 50,000,000 Preferred Shares without par value. As of September 30, 2013, we had 79,903,720 Common Shares issued and outstanding and no Preferred Shares issued and outstanding and as at February 28, 2014 we had 80,178,720 Common Shares issued and outstanding and no Preferred Shares issued and outstanding.

The table below sets forth our total indebtedness and shows the capitalization of our Company as of February 28, 2014. You should read this table in conjunction with our audited financial statements, together with the accompanying notes and the other information appearing under the heading "Item 5 — Operating and Financial Review and Prospects" beginning at page 25, below.

As at February 28, 2014
Liabilities
Accounts Payable and Accrued Liabilities	$131,267
Due to Related Parties	$415,073
Shareholders' Equity
Common Shares	$20,068,194
Contributed Surplus	$3,113,441
Accumulated other Comprehensive Income (Loss)	$(32,226)
Deficit	($22,802,900)

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

In addition to the other information presented in this registration statement, the following should be considered carefully in evaluating our company and its business. This registration statement contains forward-looking statements and information within the meaning of U.S. and Canadian securities laws that involve risks and uncertainties. The Company’s actual results may differ materially from the results discussed in the forward-looking statements and information. Factors that might cause such differences include those discussed below and elsewhere in this registration statement.

Risks Associated with Our Business

Our company may have insufficient capital in the future to meet production demands and continue its operations.

As at December 31, 2012 we had a working capital deficit of $736,652. In the Company’s audited financial statements for the fiscal year ended December 31, 2012, our auditor stated there were material uncertainties that cast substantial doubt about the company’s ability to continue as a going concern. To maintain our activities, we will require additional funds which may be obtained either by the sale of securities or obtaining debt financing. There is no assurance that we will be successful in obtaining such additional financing; failure to do so could result in the inability of our company to develop new products, meet production and delivery demands and continue our operations.

Our company has a limited operating history and may not achieve our growth objectives.

We have a limited history of earnings. There is no assurance that our company will be able to successfully complete our financing and development plans or operate profitably over the short or long term. We are dependent upon the good faith and expertise of management to identify, develop and operate commercially viable product lines. No assurance can be given that our efforts will result in the development of additional commercially viable product lines or that our current product lines will prove to be commercially viable in the long-term. If our efforts are unsuccessful over a prolonged period of time, we may have insufficient working capital to continue to meet our ongoing obligations and our ability to obtain additional financing necessary to continue operations may also be adversely affected. Even if we are successful in developing one or more additional product lines, there is no assurance that these product lines or its existing product lines will be profitable.

The market for fiber optic components is competitive, and if we are unable to compete successfully our revenues could decline.

The fiber optic component industry is highly competitive and subject to rapid technological change. We compete with products of large fiber optic and copper connectively manufacturers such as CommScope, Corning Cable Systems, Leviton, Ortronics/Legrand, Panduit, Amphenol and others. Our competitors include large, diversified companies, most of which have substantially greater assets and financial resources than our company, as well as medium to small companies.

At this time we manufacture only passive fiber optic products. Competitors throughout the optical component industry, including those who sell active components, may rapidly become competitors in portions of our business. Competitors who provide both active and passive components may have a competitive advantage because they provide a more complete product solution than we provide. We cannot assure you that we will be able to compete successfully with existing or future competitors or that competitive pressures will not seriously harm our business, operating results and financial condition.

Many of our current and potential competitors have significantly greater financial, technical, marketing, purchasing, manufacturing and other resources than we do. As a result, these competitors may be able to respond more quickly to new or emerging technologies and to changes in customer requirements, to devote more resources to the development, promotion and sale of products, to negotiate lower prices on raw materials and components, or to deliver competitive products at lower prices.

New and competing technologies are emerging due to increased competition and customer demand. The introduction of products incorporating new or competing technologies or the emergence of new industry standards could make our existing products non-competitive.

Because of the time it takes to develop fiber optic components, we incur substantial expenses for which we may not earn associated revenues.

The development of new or enhanced fiber optic products is a complex and uncertain process. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new products and enhancements. Development costs and expenses are incurred before we generate revenues from sales of products resulting from these efforts. Our total research and development expenses were $94,987 and $291,337 for the years ended December 31, 2012 and 2011, respectively. Our total research and development expenses were $85,702 and $77,534 for the nine months ended September 30, 2013 and 2012, respectively.

If we are unable to develop new products and product enhancements that achieve market acceptance, sales of our fiber optic components could decline, which could reduce our revenues.

Our industry is characterized by rapidly changing technology, frequent new product introductions, changes in customer requirements and evolving industry standards. Our future success depends on our ability to anticipate market needs and develop products that address those needs. As a result, our products could quickly become obsolete if we fail to predict market needs accurately or develop new products or product enhancements in a timely manner. Our failure to predict market needs accurately or to develop new products or product enhancements in a timely manner will harm market acceptance and sales of our products. If the development or enhancement of these products or any other future products takes longer than we anticipate, or if we are unable to introduce these products to market, our sales will not increase. Even if we are able to develop and commercially introduce them, these new products may not achieve the widespread market acceptance necessary to provide an adequate return on our investment.

A significant portion of current and future demand for our products depends on the continued growth of the Internet and the communications industry; if this growth does not continue sales of our products may decline which could adversely affect our revenues.

Our future success depends on the continued growth of the Internet as a widely used medium for communications and commerce, and the growth of optical networks to meet the increased demand for capacity to transmit data, or bandwidth. If the Internet does not continue to expand as a medium for communications and commerce, the need to significantly increase bandwidth across networks including in the final mile in fiber connection segment, or FTTx, the market for fiber optic components such as our products, may not continue to develop.

If this growth does not continue, sales of our products may decline, which would adversely affect our revenues. Future demand for our products is uncertain and will depend heavily on the continued growth and upgrading of optical networks, especially in the FTTx segment.

The market for fiber optic components is new and unpredictable, characterized by rapid technological changes and evolving industry standards, which could result in decreased demand for our products, erosion of average selling prices, and could negatively impact our revenues.

The market for fiber optic components is new and characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. Because this market is new, it is difficult to predict its potential size or future growth rate. If we fail to address changing market conditions, sales of our products may decline, which would adversely impact our revenues.

We depend on third parties to supply materials and if we are not able to obtain sufficient quantities of these items at acceptable prices, our ability to fill orders would be limited and could have a material adverse effect on our operations.

We depend on various components, compounds, raw materials supplied by others for the manufacturing of our products. It is possible that any of our supplier relationships could be interrupted due to natural and other disasters and other events, or be terminated in the future. Any sustained interruption in our receipt of adequate supplies could have a material adverse effect on our operations.

Results are impacted by the effects of, and changes in, worldwide economic and capital markets conditions.

Our business is subject to global competition and may be adversely affected by factors in the United States and other countries that are beyond our control, such as disruptions in financial markets, economic downturns in the form of either contained or widespread recessionary conditions, elevated unemployment levels, sluggish or uneven recovery, in the various industries in which our company operates including specifically the commodities sector; natural and other disasters affecting our operations or the operations of our customers and suppliers; or adverse changes in the availability and cost of capital, interest rates, tax rates, or regulations in the jurisdictions in which we operate.

A temporary or extended period of production downtime at any of the third party manufacturing facilities used by us could affect our ability to deliver products to customers.

We produce our products at third party manufacturing facilities in China. It is possible that production at these facilities could be interrupted due to natural and other disasters and other events, and such production downtime could disrupt and delay delivery of our products to our customers. If we are unable to deliver products to our customers in sufficient quantities and on a timely basis, we may lose future orders from such customers which would affect our sales and adversely impact our revenues.

If we fail to protect our intellectual property rights, competitors may be able to use our technologies, which could weaken our competitive position, reduce our revenues or increase our costs.

The fiber optic component market is a highly competitive industry in which we, and most other participants, rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect proprietary rights. The competitive nature of our industry, rapidly changing technology, frequent new product introductions, changes in customer requirements and evolving industry standards heighten the importance of protecting proprietary technology rights. Our existing and future patents may not be sufficiently broad to protect our proprietary technologies as policing unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent the misappropriation or unauthorized use of our technologies, particularly in foreign countries where the laws may not protect our proprietary rights as fully as Canadian or United States laws. Our competitors and suppliers may independently develop similar technology, duplicate our products, or design around any of our patents or other intellectual property. If we are unable to adequately protect our proprietary technology rights, others may be able to use our proprietary technology without having to compensate us, which could reduce our revenues and negatively impact our ability to compete effectively.

Litigation may be necessary to enforce our intellectual property rights or to determine the validity or scope of the proprietary rights of others. As a result of any such litigation, we could lose our proprietary rights and incur substantial unexpected operating costs. Any action we take to protect our intellectual property rights could be costly and could absorb significant management time and attention. In addition, failure to adequately protect our trademark rights could impair our ability to compete effectively.

We may be subject to intellectual property infringement claims that are costly to defend and could limit our ability to use some technologies in the future.

Our industry is very competitive and is characterized by frequent intellectual property litigation based on allegations of infringement of intellectual property rights. Numerous patents in our industry have already been issued, and as the market further develops and participants in our industry obtain additional intellectual property protection, litigation is likely to become more frequent. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies or rights that are important to our business.

Any litigation arising from claims asserting that our products infringe or may infringe the proprietary rights of third parties, whether the litigation is with or without merit, could be time-consuming, resulting in significant expenses and diverting the efforts of our technical and management personnel. We do not have insurance against our alleged or actual infringement of intellectual property of others. These claims could cause us to stop selling our products, which incorporate the challenged intellectual property, and could also result in product shipment delays or require us to redesign or modify our products or to enter into licensing agreements. These licensing agreements, if required, would increase our product costs and may not be available on terms acceptable to us, if at all.

If the Company is characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described below in “Item 10.E. Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Status”, if for any taxable year our passive income, or the value of our assets that produce (or are held for the production of) passive income, exceed specified levels, we may be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including gain on the disposition of our common shares being treated as ordinary income and any resulting U.S. federal income tax being increased by an interest charge. Rules similar to those applicable to dispositions generally will apply to certain “excess distributions” in respect of our common shares.

Risks Relating to the Common Shares

If our company's business is unsuccessful, our shareholders may lose their entire investment

Although shareholders will not be bound by or be personally liable for the our company's expenses, liabilities or obligations beyond their total original capital contributions, should our company suffer a deficiency in funds with which to meet our obligations, the shareholders as a whole may lose their entire investment in our company.

The price of our Common Shares has been and may continue to be volatile.

The trading price for our common stock on the TSX Venture Exchange has been and is likely to continue to be highly volatile. Although we are registering our stock with the U.S. Securities Exchange Commission ("SEC"), no significant U.S. market may develop, and if such a market develops, prices on that market are also likely to be highly volatile.

Factors that could adversely affect the price of our Common Shares include:

  fluctuations in our operating results;
  innovations by us or our competitors;
  governmental regulation;
  developments in patent or other proprietary rights;
  the results of product development testing by us, our partners or our competitors;
  litigation;
  general stock market and economic conditions;
  number of shares available for trading (float); and
  inclusion in or dropping from stock indexes.

As a “foreign private issuer”, our company is exempt from certain sections of the Securities Exchange Act of 1934 which results in shareholders having less complete and timely data than if the company were a domestic U.S. issuer.

As a “foreign private issuer,” as defined under the U.S. securities laws, we are exempt from certain sections of the Securities Exchange Act of 1934. In particular, we are exempt from Section 14 proxy rules which are applicable to domestic U.S. issuers. The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K has typically been more limited than the submissions required of U.S. issuers and results in shareholders having less complete and timely data, including, among others, with respect to disclosure of: (i) personal and corporate relationships and age of directors and officers; (ii) material legal proceedings involving the Company, affiliates of the Company, and directors, officers promoters and control persons; (iii) the identity of principal shareholders and certain significant employees; (iv) related party transactions; (v) audit fees and change of auditors; (vi) voting policies and procedures; (vii) executive compensation; and (viii) composition of the compensation committee. In addition, due to the company’s status as a foreign private issuer, the officers, directors and principal shareholders of our company are exempt from the short-swing insider disclosure and profit recovery provisions of Section 16 of the Securities Exchange Act of 1934. Therefore, these officers, directors and principal shareholders are exempt from short-swing profits which apply to insiders of U.S. issuers. The foregoing exemption results in shareholders having less data in this regard than is available with respect to U.S. issuers.

Investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share if our company issues additional shares or raise funds through the sale of equity securities.

Our constating documents currently authorize the issuance of an unlimited number of Common Shares without par value and 50,000,000 Preferred Shares without par value. If we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in control of our company.

Our company does not intend to pay dividends on any investment in our common shares.

We have never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of a dividend. Because we do not intend to declare dividends, any gain on an investment in our company will need to come through an increase in the market price of our common shares. This may never happen and investors may lose all of their investment in our company.

The risks associated with penny stock classification could affect the marketability of our common shares and shareholders could find it difficult to sell their shares.

Our common shares are subject to “penny stock” rules as defined in the Securities and Exchange Act of 1934 Rule 3a51-1. The SEC adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common Shares in the United States and shareholders may find it more difficult to sell their shares.

Risks Relating to Management

We depend on key personnel to operate our business effectively in the rapidly changing fiber optic components markets and if we are unable to hire and retain appropriate management and technical personnel, our ability to develop our business could be harmed.

Our success depends to a significant degree upon the continued contributions of the principal members of our management team, who perform important functions and would be difficult to replace. Our ability to attract and retain highly skilled personnel will be a key factor in our future success.

Since certain of our officers and directors are located in Canada, it may be difficult to enforce any United States judgment for claims brought against such officers and directors.

Our company is organized under the laws of the Province of British Columbia, Canada. Although the Company’s assets are located in the United States, certain of our officers and directors are residents of Canada. While a cross border treaty exists between the United States and Canada relating to the enforcement of foreign judgments, the process of such is cumbersome and in some cases has prevented the enforcement of judgments. As a result, while actions may be brought in Canada, it may be impossible to affect service of process within the United States on the company’s officers and directors or to enforce against these persons any judgments in civil and commercial matters, including judgments under United States federal securities laws. In addition, a Canadian court may not permit an original action in Canada or enforce in Canada a judgment of a United States court based on civil liability provisions of United States federal securities laws.

Our management is free to devote time to other ventures and shareholders may not agree with their allocation of time.

Our officers and directors devote the majority of their time to the management and operation of the company’s business. Management is not however, contractually required to manage or direct the company as their sole and exclusive function and they may have other business interests and engage in other activities in addition to those relating to the company. This includes rendering advice or services of any kind to and creating or managing other businesses, including other businesses in the fiber optic industry. Our officers and directors are required by law to act honestly and in good faith with a view to the best interests of the company and to disclose any interests, which they may have in any project or opportunity of the company. If a conflict of interest arises, at a meeting of the board of directors of our company, any director with a conflict is required to disclose their interest in the matter and to abstain from voting on such matter.

Item 4.	Information on the Company

A.	History and Development of the Company

Valdor Technology was incorporated on March 19, 1984 under the name "Lost Lake Resources Ltd.", pursuant to the Company Act (British Columbia). On September 11, 1985, we changed our name to "Equivest International Financial Corp.". On March 25, 1996, Valdor Technology changed its name to "Allegro Property Inc.". Our company took its current form after the acquisition of Valdor Fiber Optics, Inc. on July 19, 2000, by way of a share exchange between Valdor Technology and the shareholders of Valdor Fiber Optics, Inc. and Fiberlight Optics, Inc., at which time Valdor Fiber Optics, Inc. became a subsidiary of Valdor Technology and Valdor Technology changed its name to "Valdor Fiber Optics Inc.". On July 23, 2008, we changed our name to Valdor Technology International Inc. and consolidated our issued and outstanding shares on the basis of one new Common Share for every 6.5 Common Shares then outstanding. Our company is currently organized pursuant to the Business Corporations Act (British Columbia) ("BCBCA") which replaced the Company Act (British Columbia) in 2004. On March 31, 2006, we replaced our Articles with new Articles to reflect the adoption of the BCBCA

Our registered office is located at Suite 1750 - 1185 West Georgia Street, Vancouver, British Columbia, Canada V6E 4E6. Our corporate headquarters are located at Suite 450 - 789 West Pender Street, Vancouver, British Columbia, Canada V6C 1H2, telephone 604.687.3775. Our California operations are located at 3116 Diablo Avenue, Hayward, CA 94545, telephone 510.293.1212.

Our Common Shares are publicly traded on the TSX Venture Exchange under the symbol "VTI" and on the Frankfurt Stock Exchange under the symbol "VZAA".

Our company operates in conjunction with our two majority owned subsidiaries, Fiberlight Optics, Inc., a Delaware corporation, of which we directly hold 94% control and Valdor Fiber Optics, Inc. a Delaware corporation, of which we hold indirectly through Fiberlight Optics, Inc., a 94% controlling interest. Valdor Fiber Optics, Inc. is our operating subsidiary. The non-controlling minority interest of our subsidiaries are held by former shareholders of such subsidiaries as such shareholders did not exchange their shares for Common Shares of Valdor Technology at the time of the acquisition of Valdor Fiber Optics, Inc. in July, 2000.

General Development of our Business

General

We are a high technology fiber optic components company specializing in the design and manufacture of new generation fiber optic connectors, enclosures, laser pigtails and other optical and optoelectronic components using our proprietary and patented Impact Mount™ and HeptoPort™ technologies.

Valdor produces a full spectrum of high quality rugged field installable connectors and components in a global market that is experiencing significant growth. Progress in optical communications is being driven by an explosion of new applications and services requiring ever-greater bandwidth to satisfy user demand. A significant and growing segment of the industry is the final mile in fiber connection, referred to as FTTx, as the industry rolls out fiber to end users to meet this communication demand; fiber optic connectors become a critical component to achieving this access.

Three Year History

2013 to Present

We are currently working to complete the acquisition of the business and assets of VideoWare, Inc. (“VideoWare”), a wholly owned subsidiary of ViewCast.com, Inc. (“ViewCast”), of Grapevine, Texas pursuant to the terms of an asset purchase agreement we entered into on February 14, 2014. VideoWare is in the streaming media industry and markets the Niagara and GoStream product line globally. The total purchase price for the acquisition is $1,100,000 of which $420,000 was paid at the time the transaction was approved by the TSX Venture Exchange, and the balance of $680,000 will be paid at the time of closing of the acquisition. Under the terms of the asset purchase agreement, ViewCast will be paid a 7% royalty on gross sales from the VideoWare business to a maximum of $1,750,000 over a five year period.

We are also working to complete a private placement financing of units and convertible debentures in conjunction with the VideoWare acquisition. The private placement is ongoing and being closed in separate tranches. As at the date of this registration statement, we have issued a total of 5,280,000 units at a price of $0.10 per unit for gross proceeds of $528,000 as well as convertible debentures having a principal amount of C$397,000 in the first tranche closing of such financing. Each unit is comprised of one common share and one non-transferable share purchase warrant, exercisable at the price of C$0.20 for a period of three years from issuance. The warrants are subject to a 30-day early acceleration provision whereby we may cause the early expiry of the warrants in the event our common shares trade above C$0.60 for 20 consecutive trading days commencing on the first day following expiry of the four month and one day restrictive period to which the warrants are subject. 20% of the principal amount of each convertible debenture is convertible into units having the same terms as the units issued in the financing, at a price of C$0.10.

On June 10, 2013 we closed a non-brokered private placement financing of 20,175,000 units at a price of C$0.10 per unit for gross proceeds of C$2,017,500. Each unit consisted of one common share and one non-transferable share purchase warrant, exercisable at the price of C$0.20 until June 10, 2016. The warrants are subject to a 30-day early acceleration provision whereby we may cause the early expiry of half of the warrants in the event our Common Shares trade above C$0.40 for 20 consecutive trading days commencing at any time after October 11, 2013. Additionally, if our common shares trade above C$0.50 for 20 consecutive trading days, we have the option to implement an early acceleration of the remaining warrants on 30 days' notice to the warrant holders.

In August 2013, we received an initial purchase order from a Canadian telecom company for our products and subsequently two additional Canadian telecom companies initiated an evaluation of our harsh environment splitter for suitability and use in their network.

2012

During 2012 we continued the push to expand our product line by including a full spectrum of innovative fiber optic products and solutions in addition to our ImpactMount™ product lines. We also increased our focus on sales through the establishment of relationships with a number of customers in the aerospace and defense industries.

On November 22, 2012 we closed a non-brokered private placement financing of 13,836,000 units at a price of C$0.10 per unit for gross proceeds of C$1,383,600. Each unit consisted of one common share and one non-transferable share purchase warrant, exercisable at the price of C$0.20 until November 22, 2015. The warrants are subject to an early acceleration provision whereby we may cause their early expiry in the event our common shares trade above C$0.40 for 20 consecutive trading days commencing at any time after March 23, 2013. In December 2012 we appointed Las Yabut as President of Valdor Technology and our operating subsidiary, Valdor Fiber Optics Inc.

2011

During 2011 our focus was on the expansion of our existing product line. The movement for communications to align in the cloud and efforts to provide dataware housing allowed us to focus on high density connectors such as our HeptoPort™ connector. In 2011, our technology was employed at a major United States military and aerospace base and we began the second phase design of a tension and vibration resistant hemetically sealed, humidity proof, fiber optic connector/enclosure system for Lockheed Martin Corp.

B.	Business Overview

We are a high technology fiber optic components company specializing in the design and manufacture of new generation fiber optic connectors, enclosures, laser pigtails and other optical and optoelectronic components. Certain of our products incorporate our proprietary and patented Impact Mount™ and HeptoPort™ technologies. We are a business that is corporately positioned to have significant impact in advancing key technologies in optical communications. Our company has progressed through the research and development stage and has emerged as a new-generation technology company capable of deploying an array of conventional passive fiber optic products in addition to several that are proprietary and/or patent protected with specialization in harsh environment products. See "Key Products and Technologies" below for detailed information on our products.

Our registered office is located at Suite 1750 - 1185 West Georgia Street, Vancouver, British Columbia, Canada V6E 4E6. Our corporate headquarters are located at Suite 450 - 789 West Pender Street, Vancouver, British Columbia, Canada V6C 1H2, telephone 604.687.3775. Our California operations are located at 3116 Diablo Avenue, Hayward, CA 94545, telephone 510.293.1212. We maintain our research & development, prototyping and pre-production capabilities at our Hayward facility. We manufacture our products at production facilities located in China which provides us with a low cost solution for our production requirements.

Markets and Industries

Our principal geographical markets are in North America, Latin America and Europe. To date sales of our products have been on a limited basis as we have focused on development, testing and field verification. Our revenues from the sale of products were $130,593, $169,285 and $239,600 for each of the three years ended December 31, 2012, 2011 and 2010, respectively.

We serve a broad segment of industries including mining and oil & gas, industrial, medical, aerospace and data/telecommunication.

FTTx/Data/Telecom/Security. Our products have application in FTTx installation such as fiber to the home, referred to as FTTH, or fiber to the business, referred to as FTTB. This area is currently considered to be an area of growth due to growing demand for bandwith and the ensuing need for fiber-based broadband. The so called "last mile" to the house or business is generally where the largest concentration of connectors is required.

The following figure illustrates that up to seven connectors, patch cables, and/or splitter modules can be required from the hub to the connection point inside the home.

Mining and Oil & Gas. Fiber optic component used in the oil & gas and mining industries must be able to endure significant environmental and mechanical rigors. Companies in this sector are upgrading their infrastructure to improve safety and maximize profitability. As a result the use of fiber optic technology in such industries has progressed rapidly in the last few years, especially for the development of fiber optic sensor applications such as for example the monitoring of mine atmosphere. Our interconnection products, and specifically our Impact Mount™ (IMT) connectors, are well suited for so called "harsh environments". In the mining and oil & gas industry applications, the advantages gained by using an optical communication system over conventional wire cables include higher per channel data rate capability, immunity to electromagnetic interference, lower cable weight, elimination of fire hazard due to electrical shorting, and potentially lower cost.

Military/Aerospace. Similar to the needs of the oil & gas and mining industries, the military and aerospace sector also requires fiber optic component capable of being deployed in rugged conditions. We have been designing, manufacturing, and supplying innovative interconnection products for the military and aerospace industry for over 20 years. Ruggedized packaging and technical breakthrough make our field-installable mechanical connectors and splices ideal for quick emergency repair for security equipment or machinery.

Medical/Industrial. Medical instruments utilize fiber optics for a variety of applications including flexible image bundles, laser signal delivery, and equipment interconnects. Our all-metal connectors contain no epoxy or index matching gel and consequently there is no undesirable noise interference for any spectral analysis. Heat is dissipated uniformly, preventing hot spots common to other epoxy connectors.

For the industrial market, our IMT connector line offers multiple connector options for high temperature, limited space and extreme environment applications and can also provide hermeticity without costly metallization steps.

Key Products and Technologies

Our company has progressed through the research and development stage and has emerged as a new-generation technology company capable of deploying an array of conventional passive fiber optic products in addition to several that are proprietary and/or patent protected with specialization in harsh environment products.

Technology. Current conventional connector technology comprises a host of challenges such as (i) poor longevity as epoxies and gels used in the technologies deteriorate with time and exposure to harsh environmental conditions, (ii) complex and therefore costly installation in party due to the required installer training, (iii) safety hazards posed by glass particles set free by stripping of the protective sheathing and cleaving, the process by which an optical fiber is cut for termination or splicing.

The Impact Mount™ technology field installable termination kits and connectors are well suited for out-in-the field installations for FTTx, data/telecom applications and the harsh environment applications seen in the mining and oil gas industry. They also enable quick and cost effective repair in the field.

•	Impact Mount™ Technology. Impact Mount™ Technology, or IMT™, incorporated in our company's line of connectors is user and environmentally friendly and can be used in limited or restricted space with no electrical power. This technology is all-mechanical with no epoxy or index matching gel required and offers ease of installation, fast installation time and repeatability. IMT™ is a radial compression fit of a ductile metal around a cylindrical glass surface. The need to metallize optical fiber is eliminated by Impact Mount™ Technology. IMT™ is a unique, patented design that assures reliable terminations time after time by securing the glass fiber within the metal ferrule. The mounting process is accomplished in three steps:

	1.	Impact Mount™ tool dynamically compresses the metal ferrule tip around the fiber
	2.	Crimps buffer at the rear of the connector
	3.	Polishes end of ferrule in 20 seconds

Attachment of metal ferrules to the fiber(s) occurs in one fast mechanical action. This action, called the impact, occurs between the stripped fiber and the ferrule using a precision impact mount die. The IMT™ connectors/ferrules are made from various metal alloys, the most common types being stainless steel and copper-nickel. The main body of the connector can be all-metal or constructed with glass-reinforced polymer. For a single fiber operation, the result easily creates a hermetic seal between the fiber and the ferrule.

•	HeptoPort™ Technology. Experience with IMT™ has led to a new concept for affixing and terminating multiple fibers, with extraordinary self-alignment features. The mechanical compression in IMT™ is so uniform that it can be used to affix fiber bundles in hexagonal close-packed arrangements within a ferrule. The circular symmetry inherent to hexagonal close-packed fiber bundles lends itself naturally to the IMT™ method. IMT™ guides, in one instantaneous action, arrays of stripped optical fibers to their natural hexagonal close-packed arrangement, like marbles falling into a box. The alignment of the positions of the centers of the surrounding "planetary" fibers, relative to the center "sun" fiber, is determined entirely by the uncertainties in fiber outside diameter, circularity, and core/cladding concentricity. These uncertainties are less than 0.6 microns, worst case, for the seven-fiber HeptoPort™ configuration.

Figure 2 shows a scanning tunneling electron microscope photograph of the end face of an IMT™ ferrule mounted with seven ports. The ductile metal has surrounded the fiber bundle, and all seven fibers are in contact with each other. They have found their naturally preferred positions in the hexagonal close-packed configuration.

     Figure 3. Diagram of the HeptoPort™ architecture, including seven-fiber IMT multi-port I/O, expanded beam optics, and processing element. Different processing elements can be incorporated into this architecture, resulting in different functions, without retooling

The HeptoPort™ concept is embodied in a physical architecture, shown in Figure 3. Utilizing IMT and expanded beam optics as an integral part of the physical structure, it is possible to produce a variety of external functionalities by implementing different processing elements in the HeptoPort™ body.

Products. The following is a summary and description of our principal products:

  Connectors and Adaptors. Optical fiber connectors are used to join optical fibers where a connect/disconnect capability is required. The basic connector unit is a connector assembly. A connector assembly consists of an adapter and two connector plugs. The connectors mechanically couple and align the cores of fibers so light can pass. The main differences among types of connectors are dimensions and methods of mechanical coupling. Better connectors lose very little light due to reflection or misalignment of the fibers. Our Impact Mount™ fiber optic connector line is all-mechanical and field installable. It offers long-term usage with minimal repair or replacement, and is suitable for harsh environments. These connectors contain no epoxy or index matching gel typically found in other mechanical connectors available on the market. The unique features of the IMT™ connectors provide stable readings with little variation even in harsh environments. Our line of connectors includes the IMT™ SP (Miniature Splice Connector) which is the smallest mechanical connector available in the market today, the IMT™ SC (Subscriber Connector), the IMT™ LC (Lucent Connector), the IMT™ SMA Connector, the IMT™ FC Ferrule Connector and the IMT™ ST (Straight Tip) Connector. Additionally, we also offer our HeptoPort™ RMC multi-channel connector, designed specifically for harsh environments and aerospace and military applications.

  Build-out Attenuators. Fiber optic attenuators are used in the fiber optic links to reduce the optical power level when too much light would overload the fiber optic receivers. Our attenuators are suitable for use across a range of fiber optic applications from long-haul telecommunication, Local Area Networks (LAN), cable television, and passive optical networks. An attenuator's name is based on the connector type and the attenuation level. Our line of attenuators compromise SC/ST, SC/APC, FC/UPC, LC/UPC and MU/UPC attenuators. Our attenuators are characterized by environmental stability, low ripple and polarization insensitivity.

  Pigtails. A fiber optic pigtail is a piece of cable terminated with fiber optic connectors at only one side of the cable while leaving the other side with no connectors, so that the connector side can link to the equipment and the other side can be melted with optical cable fibers. Our line of pigtails include the IMT™ Laser Pigtail which utilizes a miniature metal ferrule for its termination process by wrapping the metal tip around a fiber thereby eliminating costly fiber metallization and soldering steps often needed for standard laser pigtail assemblies. It can withstand high temperatures with uniform heat dissipation and no hot spots. It is well –suited for high power laser applications and test instrumentation Our line pigtails product line also include the HeptoPort™ KSC 7 fiber pigtail, which has a precision alignment key for fiber-to-fiber two dimensional (2D) self-alignment and is well-suited for high-density panel applications.

  Splitters. Fiber optic splitters are important passive components used in fiber optic communications and are used to split the fiber optic light into several parts at a certain ratio. Our three window single mode splitter modules have high density port configuration with performance over the 1310nm, 1490nm, 1550nm operating wavelengths. They are designed for PON tri-play network systems and have low insertion loss, uniformity, and low polarization sensitivity. They are contained in a compact and lightweight cassette enclosure. All devices are tested according to industry standard test procedures and customers are provided with test results / data. For any specialized or customized applications, we can provide customers with specific designs and specifications.

  Enclosures and Patch Panels. Our enclosures allow for organizing and protecting fiber terminations, splices and cable distribution featuring fiber bend radius control and strain/slack management in indoor and outdoor applications. Our Omega Enclosure is designed to accommodate multi-fiber cables and contain up to 48 cable connections incorporating our miniature SP connectors and we believe it to be the highest-density enclosure on the market.

  Hand Tool Kits. Our products include installation tools such as the Impact Mount® Termination Hand Tool, a universal hand tool that can be used for all types of IMT fiber optic connectors including LC, ST, SC, FC, SP, and SMA without the requirement for a curing oven or electricity, and the Omega Field Termination Kit which includes all necessary tools and enclosure components for cable repairs, extensions and for joining cables in the field.

  Cable Assemblies. Optical cable assemblies are used the bridge relatively short distances with optical paths. We offer a wide variety of high performance, super smooth polished, 100% fully insertion and back reflection loss tested and documented optical cable assemblies to facilitate interconnection and distribution of fiber optic systems.

  Dual Fused Single Mode Couplers and Wave-Length Division Multiplexers. Couplers and Wavelength Division Multiplexers, or "WDMs", are designed to distribute traffic and increase capacity on fiber networks without installing additional cable. Our couplers and WDMs feature low insertion loss, stability and long-term reliability and are available in a variety of performance levels to maximize product compatibility with specific network requirements.

Manufacturing

We currently manufacture our products at third party facilities located in China. We do not have an ongoing contractual relationship with these facilities but rather meet our production needs through stand-alone purchase orders on as needed basis. Certain of the facilities we use are ISO 9001-2000 certified and we have established a quality management system which is designed to ensure that the products we provide to our customers meet or exceed their requirements.

Marketing and Sales

Marketing. We use a number of marketing methods to support the sale and distribution of our products and inform existing and potential customers about the capabilities and benefits of our products. Our marketing efforts include participating in industry trade shows and technical conferences, advertising in trade journals and communicating through our corporate website.

Sales. Our direct sales team markets and sells our products in North America and in Latin America and Europe we sell our products through distributors. Our products are distributed in the United States and Canada through direct sales, in Latin America through TelGroup S.A. de C.V. and in Europe through Melatronik GmbH.

Research and Development

We develop our new products primarily at our facility in Hayward, California. Our research and development expenses were $94,987, $291,337 and $321,405 for each of the three years ended December 31, 2012, 2011 and 2010, respectively. While in the past we have spent significant amounts on the research and development of our products, we currently expect spending in this area to decrease as we shift our focus towards production and sales.

Specialized Skill and Knowledge

We rely on the specialized skills of our management, employees and consultants in the areas of product development, business development and public company management. The loss of any of these individuals could have an adverse effect on our company. See "Risk Factors".

Competition

The fiber optic component industry is highly competitive and subject to rapid technological change. We compete with products of large fiber optic and copper connectivity manufacturers such as Oplink Communications Inc., Alliance Fiber Optic Products, Dicon Fiber Optics Inc., All Systems Broadband, Corning Cable Systems, Leviton, Ortronics/Legrand, Panduit, Amphenol and others. Our competitors include large, diversified companies, most of which have substantially greater assets and financial resources than our company, as well as medium to small companies. Competition could increase if new companies enter the market or if existing competitors expand their product lines.

We believe that the principal differentiating factors in the fiber optic connector market are ease and speed of installation, space requirements, ability to withstand harsh environmental conditions, manufacturing capacity, price, product innovation and reliability of product performance.

At this time we manufacture only passive fiber optic products. Competitors throughout the optical component industry, including those who sell active components, may rapidly become competitors in portions of our business. Competitors who provide both active and passive components may have a competitive advantage because they provide a more complete product solution than we provide. We cannot assure you that we will be able to compete successfully with existing or future competitors or that competitive pressures will not seriously harm our business, operating results and financial condition. See "Risk Factors"

Raw Materials/Components

The materials used in the manufacture of our products in China are sourced from suppliers primarily located in Asia and prices for such materials are generally stable. A number of critical raw materials used in manufacturing our products are acquired from single or limited source suppliers. The inability to obtain sufficient quantities of those materials may result in delays, increased costs and reductions in our product shipments.

Intangible Properties

Our intellectual property rights play an important role in securing our company's competitive advantage. We own a number of active patents and trademarks in the United States, Canada, China and Hong Kong. Patents applicable to specific products extend for varying periods according to the date of patent application filing or patent grant and the legal term of patents in the various countries where patent protection is obtained. The actual protection afforded by a patent, which can vary from country to country, depends upon the type of patent, the scope of its coverage and the availability of legal remedies in the country.

At this time we regard our Impact Mount™ and HeptoPort™ trademarks to be of integral value in our business.

Employees

We currently have four full time employees at our Hayward, California operation. In addition, certain individuals at our Vancouver office provide their services to our company on an independent contract basis but are not considered to be employees.

C.	Organizational Structure

We currently have two majority owned subsidiaries with the following corporate structure:

D.	Property, Plants and Equipment

Our company's head office is located in a 1,200 sq. ft. sub-leased office space in Vancouver, British Columbia, Canada. We have our operational office in a 3,200-sq. ft. leased office space in Hayward, California.

The facilities in China at which our products are manufactured are owned by third parties and we are not party to any lease or rent agreement for such facilities.

The Company believes that its existing facilities are adequate to meet its needs for the foreseeable future.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the nine months ended September 30, 2013 and the fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010 should be read in conjunction with our financial statements and related notes included in this registration statement in accordance with "Item 8 - Financial Information"). Our financial statements for the nine months ended September 30, 2013 and the fiscal years ended December 31, 2012, 2011 and 2010 were prepared in accordance with IFRS.

In preparing our opening IFRS financial statements for the fiscal year ended December 31, 2010, we adjusted amounts reported previously in the financial statements prepared in accordance with Canadian GAAP. Note 5 of the financial statements for the years ended December 31, 2011 and 2010 provides an IFRS to Canadian GAAP reconciliation. See "Item 17 - Financial Statements" and the notes to the financial statements enclosed herewith for a discussion of the significant accounting policies and significant estimates and judgments required to be made by management.

A.	Operating Results

Nine Months Ended September 30, 2013 compared to Nine Months Ended September 30, 2012.

For the nine months ended September 30, 2013, we reported a net loss of $1,393.130 ($0.02) against revenue of $97,892 compared to a net loss of $954,847 ($0.02) against revenue of $96,672 for the nine months ended September 30, 2012. These financial results are in line with the business development budgets established by management.

Negative cash flow from operations for the nine months ended September 30, 2013 was $1,227,562 before deduction of non-cash working capital items. In accordance with IFRS, reported income includes items not involving cash. These include amortization of $40, unrealized foreign exchange of $17,494 and non-cash compensation charge of $148,034.

Factors in the reported loss for the nine months ended September 30, 2013 includes expenses of $47,772 (2012 - 43,708) related to lease and rental costs, and on-going research and development costs of $85,702 (2012 - $77,534).

Other key costs include consulting fees of $678,088 (2012 - $410,380), management fees of $109,924 (2012 - $67,352), salaries, wages and benefits of $107,248 (2012 - $161,090) and stock-based compensation of $148,034 (2012 - ($2,433)).

Accounting, audit and legal fees are a key cost component in the access to capital resources and administration functions of a publicly listed company. Costs for these professional services for the nine months ended September 30, 2013 were $38,363 (2012 - $47,185).

Year Ended December 31, 2012 compared to Year Ended December 31, 2011.

For the year ended December 31, 2012, we reported a net loss of $1,345.911 ($0.03) against revenue of $130,593 compared to a net loss of $1,032,956 ($0.02) against revenue of $169,285 for the year ended December 31, 2011. These financial results are in line with the business development budgets established by management.

Factors in the reported loss for the year ended December 31, 2012 includes expenses of $64,065 (2011 - $61,250) related to lease and rental costs, and on-going research and development costs of $94,987 (2011 - $291,337).

Other key costs include consulting fees of $584,430 (2011 - $388,059), management fees of $90,005 (2011 - $46,508), salaries, wages and benefits of $171,290 (2011 - $255,424), marketing of $114,146 (2011 - $129,943) and stock-based compensation of $59,852 (2011 - $203,040).

Accounting, audit and legal fees are a key cost component in the access to capital resources and administration functions of a publicly listed company. Costs for these professional services for the year ended December 31, 2012 were $74,152 (2011 - $59,546).

For the year ended December 31, 2012, we wrote off accounts payable of $98,000 (2011 - Nil), had unrealized foreign exchange of ($8,289) (2011 - $9,794) and wrote off prepaid expenditures of $64,736 (2011 - Nil).

Year Ended December 31, 2011 compared to Year Ended December 31, 2010.

For the year ended December 31, 2011, we reported a net loss of $1,032,956 ($0.02) against revenue of $169,285 compared to a net loss of $1,213,770 ($0.04) against revenue of $239,600 for the year ended December 31, 2010. These financial results are in line with the business development budgets established by management.

Factors in the reported loss for the year ended December 31, 2011 includes expenses of $61,250 (2010 - $59,551) related to lease and rental costs, and on-going research and development costs of $291,337 (2010 - $321,405).

Other key costs include consulting fees of $388,059 (2010 - $253,526), management fees of $46,508 (2010 - $49,492), salaries, wages and benefits of $168,800 (2010 - $177,019), marketing of $129,943 (2010 - $66,276) and stock-based compensation of $203,040 (2010 - $156,332).

Accounting, audit and legal fees are a key cost component in the access to capital resources and administration functions of a publicly listed company. Costs for these professional services for the year ended December 31, 2011 were $59,546 (2010 - $50,116).

For the year ended December 31, 2011, we wrote off accounts payable of $Nil (2010 - $117,973), had unrealized foreign exchange of $9,794) (2010 - $51,435) and wrote off prepaid expenditures of $Nil (2010 - $Nil).

B.	Liquidity and Capital Resources

Liquidity

The Company plans to generate the necessary capital resources to finance operations by way of the sales of its products; the exercise of warrants and incentive stock options; and the issuance of equity securities or debt through private placements if necessary.

If the Company is unsuccessful in generating adequate capital resources from one or more of the anticipated sources and is unable to replace any shortfall with capital resources from another source, the Company may not be able to meet its future financial obligations and its operations may be adversely affected.

In the past, we have raised funds primarily through private placement financings and short-term loans. Although the Company has been successful in raising funds and funding itself in the past, there is no guarantee that the Company will be able to do so in the future. Assuming that we continue to maintain our current level of sales and administrative and general expenditures, it should be able to cover its normal overhead expenses for the next twelve months.

Nine Months Ended September 30, 2013 compared to Year Ended December 31, 2012.

As at September 30, 2013, we had cash in the amount of $115,739, accounts receivable of $34,014, inventories of $53,261 and prepaid expenses of $10,080 compared to cash in the amount of $27,139, accounts receivable of $19,423, inventories of $48,551 and prepared expenses of $7,902 at December 31, 2012.

As at September 30, 2013 we had working capital surplus of $76,925 compared to a working capital deficit of $736,649 for the year ended December 31, 2012.

Total assets increased from $103,015 as at December 31, 2012 to $215,669 as at September 30, 2013. As at September 30, 2013, we had no long-term liabilities or debt.

Year Ended December 31, 2012 compared to Year Ended December 31, 2011.

As at December 31, 2012, we had cash in the amount of $27,139, accounts receivable of $19,423, inventories of $48,551 and prepared expenses of $7,902 compared to cash in the amount of $9,568, accounts receivable of $32,645, inventories of $81,564 and prepaid expenses of $24,464 at December 31, 2011.

As at December 31, 2012 we had working capital deficit of $736,649 compared to a working capital deficit of $803,136 for the year ended December 31, 2011.

Total assets decreased from $148,241 as at December 31, 2011 to $103,015 as at December 31, 2012. As at December 31, 2012, we had no long-term liabilities or debt.

During the year ended December 31, 2012, we realized proceeds of $1,375,983 from the issuance of common shares.

C.	Research and Development, Patents and Licenses, etc.

Our company has progressed through the research and development stage and has emerged as a new-generation technology company capable of deploying an array of conventional passive fiber optic products in addition to several that are proprietary and/or patent protected. We own a number of active patents and trademarks in the United States, Canada, China and Hong Kong including our Impact Mount™ and HeptoPort™ trademarks.

We have spent the following amounts on research and development in recent years: $85,702 during the nine month period ended September 30, 2013; $94,987 for the fiscal year ended December 31, 2012, $291,337 for the fiscal year ended December 31, 2011 and $321,405 for the fiscal year ended December 31, 2010.

D.	Trend Information

Other than as disclosed elsewhere in this registration statement and specifically in “Item 4.B. Business Overview,” we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off Balance Sheet Arrangements

We do not have any off-balance sheets arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

Other than as disclosed below, we do not have any contractual obligations as of September 30, 2013 relating to long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our latest balance sheet as at September 30, 2013:

Payments due by period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on Our Balance Sheet under IFRS	Nil	Nil	Nil	Nil	Nil

G.	Safe Harbor

Not applicable

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the name, office held, age and functions and areas of experience in our company of each of our directors, senior management, and certain significant employees:

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
Elston Johnston	Chairman of the Board and Director	Self-employed consulting engineer, Chief Executive Officer, President and Secretary of 88 Capital Corp.
Las Yabut	President of Valdor Technology and Valdor Fiber Optics, Inc.	None.
Brian Findlay	Chief Financial Officer, Director and Audit Committee Member	President of Dajin Resources Corp.
Ronald Boyce	Vice President of Sales and Marketing, Director and Audit Committee Member	None.

Elston Johnston (62 years) - Chairman of the Board and Director

Mr. Elston G. Johnston, BSc, P.Eng., has been a director of our company since May 6, 2010 and was appointed Chairman of the Board in June 2012. Mr. Johnston was previously the President of Urastar Energy Inc., Vice President of Pinecrest Ventures Inc. and the Chief Executive Officer of Worthington Resources Ltd. He currently serves as the Chief Executive Officer, President and Secretary of 88 Capital Corp. He has been a Consulting Engineer since 1977 and his principal occupation since 1997 has been a self-employed Consulting Engineer. He has previously served as the Chief Financial Officer of 88 Capital Corp. and the Chief Executive Officer and President of Urastar Gold Corp. from March 21, 2009 to December 7, 2010 and also served as its Chief Financial Officer. He has over 29 years of professional experience as a consulting engineer. He has been involved in construction and business ventures worldwide, including projects in the energy and oil & gas sectors. Mr. Johnston received his Professional Engineer designation from the Association of Professional Engineers and Geoscientists of British Columbia in 1986 and his Professional Engineer designation from the Association of Professional Engineers and Geoscientists of Alberta in 2004. Mr. Johnston received his Bachelor of Science in Electrical Engineering from the University of New Brunswick in 1976.

Las Yabut (53 years) - President

Mr. Yabut was appointed President of our company and of Valdor Fiber Optics Inc., our operating subsidiary on December 7, 2012. Mr. Yabut was Vice President Manufacturing of our company since 2000. Mr. Yabut earned his Bachelor of Science in Industrial Engineering at the Mapua Institute of Technology in Manila, the Philippines in 1983. While employed with the Passive Products Division of AMP/Tyco he gained experience first as an Engineering Technician, then as a Production Supervisor, Manufacturing Engineer, Production Manager and finally as Director of Operations. He has extensive hands on experience in the manufacture and testing of passive fiber-optic components. He also has extensive relationships with fiber optic component manufacturing facilities throughout Asia, the Philippines and North America.

Brian Findlay (67 years) - Chief Financial Officer and Director

Mr. Findlay has been a director of our company since November 15, 1984 and was appointed Chief Financial Officer on March 19, 2013. Mr. Findlay is also a member of our audit committee.

Mr. Findlay has over 30 years' experience in the financial and investment community. He has a strong background in managing, financing and administering of public companies. Over the years, Mr. Findlay has participated in raising in excess of $300 million in investment capital for numerous technology and mineral exploration companies listed on the TSX Venture Exchange.

Ronald Boyce (55 years) - Vice President of Sales and Marketing and Director

Mr. Boyce has been a director of our company since October 1, 2011 and was appointed Vice President of Sales and Marketing on June 29, 2012. Mr. Boyce is also a member of our audit committee.

Mr. Boyce has held several high-profile positions with Manitoba Telecom Services Inc. and was Director of Sales and Marketing for AT&T Canada for the Prairie Provinces from 1997 to 2001. He launched Metronet Communications Corp. in the Prairie Provinces, the first national competitive local exchange carrier in Canada, and was Director of Sales Western Canada for Netstone Communications Inc., the first building exchange carrier in Canada. During Mr. Boyce’s tenure, Metronet Communications Corp. installed more than $200 million of fiber optics infrastructure across Central Canada. e was one of the founders of Parabola IP Solutions Inc., an IP management software company, where he held the position of Vice-President of Sales and Marketing.

Victor Toledo (61 years) - Director

Mr. Toledo has been a director of our company since March 12, 2014. Mr. Toledo received a Bachelor in Civil Engineering from the Universidad Nacional Autonoma de Mexico (UNAM) in 1974; a Master in Business Administration (MBA) from University of California – Los Angeles (UCLA) in 1977; a Bachelor in Telecommunications Engineering from the Technical University of Achen (Germany) in 1981 and an MBA from Instituto Para Alta Educacion de Empresas (IPADE – Mexico City) in 1986. Mr. Toledo has also attended several University Executive Programs in various countries. From 1979 to 1984, Mr. Toledo was the President of Northern Telecom de Mexico (Nortel) and from 1985 to 1989 he was an Executive Vice President with Tyco International Ltd., he expanded a distribution network throughout Central and South America marketing to telephone companies, competitive local exchange carriers, internet service providers and cable televisions. From 2001 to 2004, as President with Matra Communications de Mexico/European Aeronautic Defense and Security (EADS) Telecom, he established sales teams and built sales in Mexico from initial roll-out to $500,000,000/year. For this accomplishment, in 2001, he won the award of Mexican Telecom Sector Executive of the Year. From 2004 to 2009, as Managing Director with Opterna Inc NeSt Group (an Indian based junior company), he took sales from initial roll-out to $7,000,000/year. Mr. Toledo is currently Chief Executive Officer of his own private technology consulting company, HT Technologies.

Family Relationships

There are no family relationships between any of our directors and senior management listed above.

B.	Compensation

During the year ended December 31, 2013, our directors received compensation for services as follows:

Name and Principal Position	Year Ended December 31	Salary ($)	Option-based Awards ($)	All other compensation ($)	Total compensation ($)
Elston Johnston Chairman	2013	Nil	Nil	104,846(1)	104,846
Las Yabut President	2013	69,599(2)	Nil	Nil	69,599
Brian Findlay Chief Financial Officer	2013	Nil	Nil	145,620(3)	145,620
Ronald Boyce Vice President of Sales and Marketing	2013	Nil	Nil	163,094(4)	163,094
Victor Toledo(4) Director	2013	Not applicable	Not applicable	Not applicable	Not applicable

Notes:
(1)	Represents fees received for consulting services provided to the company.
(2)	Pursuant to the terms of his employment arrangement, Mr. Yabut receives an annual salary of $69,599.
(3)	Represents fees received for management services provided to the company.
(4)	Represents fees received for consulting services provided to the company.
(5)	Mr. Toledo was first appointed as a director of our company on March 12, 2014 and therefore did not receive any compensation during year ended December 31, 2013.

Written Management Agreements

None of our officers provide their services pursuant to a written employment or management agreement.

Stock Option Plan

Pursuant to the policy of the TSX Venture Exchange, we are required to a stock option plan prior to granting incentive stock options and, accordingly, we have adopted a stock option plan. The purpose of our stock option plan is to attract and motivate directors, senior officers, employees, management company employees, consultants and others providing services to our company and its subsidiaries, and thereby advance our interests, by affording such persons with an opportunity to acquire an equity interest in our company through the issuance of stock options.

Our stock option plan is a "fixed" stock option plan permitting the grant of incentive stock options to purchase up to 11,600,000 common shares.

Our stock option plan has the following terms and conditions:

  stock options may be issued to directors, senior officers, employees, consultants, affiliates or subsidiaries or to employees of companies providing management or administrative services to the Company;

  the Board (or any committee delegated by the Board) in its sole discretion will determine the number of options to be granted, the optionees to receive the options, and term of expiry;

  the options will be non-assignable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;

  options will be exercisable at a price which is not less than the Discounted Market Price (as defined by the TSXV policy 1.1);

  options granted to a person who is engaged in investor relations activities will expire within a maximum of 30 days after the optionee ceases to be employed and options granted to all other persons will expire within a reasonable period of time from the date the optionee ceases to hold his or her position or office;

  the number of Common Shares reserved for issuance to any one person pursuant to options granted during the previous 12 months shall not exceed 5% of the issued and outstanding Common Shares at the time of grant; and the number of options granted to consultants or persons performing investor relations activities will not exceed 2% unless the TSXV provides approval;

  the aggregate number of Common Shares which may be subject to issuance pursuant to options granted under our stock option plan shall not exceed the equivalent of 10% of the issued and outstanding Common Shares of the Company;

  options will not be issued unless fully paid and options granted will be fully vested on the date of grant; options granted to consultants providing investor relations services will be subject to vesting provisions as per the policies of the TSXV;

  every option granted under our stock option plan shall be evidenced by a written agreement between the Company and the optionee;

  any consolidation or subdivision of Common Shares will be reflected in an adjustment to the stock options;

  any reduction in exercise price of options granted to the Company's insiders will be subject to approval of disinterested shareholders of the Company.

Option-Based Awards

The following table sets forth the option based awards for each of directors and officers of the Company outstanding as at December 31, 2013:

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Elston Johnston	-	-	-	-
Las Yabut	385,000	0.13	January 7, 2018	Nil
Brian Findlay	-	-	-	-
Ronald Boyce	350,000	0.13	January 7, 2018	Nil

Victor Toledo	Not applicable	Not applicable	Not applicable	Not applicable

Notes:
(1)	Value is calculated based on the difference between the market value of the securities underlying the options as at December 31, 2013 being C$0.10 and the exercise price of the option.
(2)	Mr. Toledo was first appointed as a director of our company on March 12, 2014 and therefore did not have any option based awards outstanding as at December 31, 2013.

Termination and Change of Control Benefits

Except as previously disclosed, we have no plans or arrangements in respect of remuneration received or that may be received by our directors and senior management in respect of compensating such person in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities.

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefit for our directors or senior management during the fiscal year ended December 31, 2013.

C.	Board Practices

Term of Office

Each director of our company holds office until the next annual general meeting of our company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of our company or the provisions of the BCBCA. Each member of our senior management is appointed to serve at the discretion of our Board, subject to the terms of the employment agreements described above.

Service Contracts

See "Employment Agreements" and "Termination and Change of Control Benefits" above for particulars of certain directors' service contracts with our company and our subsidiaries, as applicable. Other than as disclosed herein, we do not have any service contracts with directors which provide for benefits upon termination of employment.

Committees

The audit committee is our only committee at this time. Our company does not have a remuneration committee.

Audit Commitee

The members of our audit committee are Brian Findlay and Ronald Boyce. As defined in National Instrument 52-110 — Audit Committees, Brian Findlay our Chief Financial Officer and Ronald Boyce, our Vice President of Sales and Marketing, are not "independent". All members are financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

We have adopted a charter for our audit committee. The audit committee is responsible for review of both interim and annual financial statements for our company. For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of our company and any subsidiaries and to discuss with management and the external auditors of our company any accounts, records and matters relating to the financial statements of our company. The audit committee members meet periodically with management and annually with the external auditors. Our audit committee has the overall duties and responsibilities to:

  review the financial reporting process to ensure the accuracy of the financial statements of our company;

  assist the Board to properly and fully discharge its responsibilities;

  strengthen the role of the Board by facilitating in depth discussions between directors, management and external auditors;

  evaluate the independent auditor's qualifications, performance and independence;

  facilitate the independence of the independent auditor;

  assess the processes relating to the determination and mitigation of risks and the maintenance of an effective control environment; and

  review the processes to monitor compliance with laws and regulations.

D.	Employees

As of December 31, 2013, the Company had four full-time employees including management, employed at the Hayward, California office. As of December 31, 2012, and December 31, 2011, the Company had four full-time employees. None of the Company’s employees are covered by collective bargaining agreements.

E.	Share Ownership

As of February 28, 2014, our directors and senior management beneficially owned the following common shares and stock options of our company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Options Owned(2)
	# of Shares	% of Class(1)
Elston Johnston Chairman	7,316,775(3)	9.13%	Nil
Las Yabut President	400,000	0.50%	385,000
Brian Findlay Chief Financial Officer	4,558,404(4)	5.69%	Nil
Ronald Boyce Vice President of Sales and Marketing	1,696,000	2.12%	350,000
Victor Toledo Director	Nil	Nil	Nil

Notes:
(1)	Based on 80,178,720 common shares issued and outstanding as at February 28, 2014.
(2)	Options are exercisable into common shares, on a one-for-one basis.
(3)	Of the 7,316,775 common shares held, 4,147,500 Common Shares are held in the name of Ironstone Investments, a company over which Mr. Johnston holds voting control.
(4)	Of the 4,558,404 common shares held, 4,189,100 common shares are held in the name of Alder Investments (1993) Ltd., a company over which Mr. Findlay holds voting control.

The voting rights attached to the common shares owned by our directors and senior management do not differ from those voting rights attached to shares owned by people who are not directors or senior management of our company.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

To the best of our knowledge, there are no persons or company who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company, except as follows:

Name of Shareholder	Number of Shares Held	% of Class Held(1)
Elston Johnston Chairman	7,316,775(2)	9.013%
Brian Findlay Chief Financial Officer	4,558,404(3)	5.69%

Notes:
(1)	Based on 80,178,720 common shares issued and outstanding as at February 28, 2014.
(2)	Of the 7,316,775 Common Shares held, 4,147,500 common shares are held in the name of Ironstone Investments, a company over which Mr. Johnston holds voting control.
(3)	Of the 4,558,404 Common Shares held, 4,189,100 common shares are held in the name of Alder Investments (1993) Ltd., a company over which Mr. Findlay holds voting control.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not our major shareholders.

As at February 28, 2014, the registrar and transfer agent for our company reported that there were 80,178,720 common shares of our company issued and outstanding. Of these, 68,286,317 were registered to Canadian residents (93 recorded shareholders), 11,880,285 were registered to residents of the United States (140 recorded shareholders) and 12,118 were registered to residents of other foreign countries (6 recorded shareholders).

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, except as disclosed in the above table regarding our major shareholders.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of our company.

B.	Related Party Transactions

Together with another company we sub-lease the premises of our head office located in Vancouver, British Columbia, Canada from Alder Investments (1993) Ltd. ("Alder"), a company controlled by our Chief Financial Officer. Under the terms of the sub-lease agreement, we and the other tenant each pay a monthly sum of $2,500 to Alder and Alder pays the monthly sum of $5,000 to the landlord under the head lease.

Compensation

For information regarding compensation for our directors and senior management, see Item 6.B - Compensation.

C.	Interests of Experts and Counsel

Not applicable

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Our financial statements are stated in United States dollars and are prepared in accordance with IFRS, as issued by the IASB, the application of which, in our case, conforms in all material respects for the periods presented with the United States generally accepted accounting principles.

The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a)

unaudited consolidated interim financial statements of the Company for the nine months ended September 30, 2013, including: condensed interim consolidated statements of financial position, condensed interim consolidated statements of operations and comprehensive loss; condensed interim consolidated statements of cash flows, condensed interim consolidated statement of shareholders' deficiency and notes to the condensed interim consolidated financial statements. The unaudited consolidated interim financial statements of the Company for the nine months ended September 30, 2013 have not been reviewed by an independent auditor;

(b)

audited consolidated financial statements for the years ended December 31, 2012 and December 31, 2011, including: independent auditors' report by I. Vellmer, Chartered Accountant, consolidated statements of financial position, consolidated statements of operations and comprehensive loss, consolidated statements of cash flows, consolidated statements of changes in shareholder's deficiency, and notes to consolidated financial statements; and

(c)

audited consolidated financial statements for the years ended December 31, 2011 and December 31, 2010, including: independent auditors' report by I. Vellmer, Chartered Accountant, consolidated statements of financial position, consolidated statements of operations and comprehensive loss, consolidated statements of cash flows, consolidated statements of changes in shareholder's deficiency, and notes to consolidated financial statements.

These financial statements can be found under "Item 17 - Financial Statements" below.

Legal Proceedings

There have not been any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings, those involving any third party, and governmental proceedings pending or known to be contemplated, which may have, or have had in the recent past, significant effect our financial position or profitability.

There have been no material proceedings in which any director, any member of senior management, or any of our affiliates is either a party adverse to our company or our subsidiaries or has a material interest adverse to our company or our subsidiaries.

Policy on Dividend Distributions

We have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by our Board on the basis of our earnings, financial requirements and other relevant factors.

B.	Significant Changes

We are not aware of any significant change that has occurred since September 30, 2013 included in this registration statement and that have not been disclosed elsewhere in this registration statement.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Not applicable.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Common Shares are publically traded on the TSX Venture Exchange under the symbol "VTI" and on the Frankfurt Stock Exchange under the symbol "VZAA".

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Our authorized share capital consists of an unlimited number of Common Shares, without par value and 50,000,000 Preferred Shares without par value. As of September 30, 2013, we had 79,903,720 Common Shares issued and outstanding and no Preferred Shares issued and outstanding.

Common Shares

We are authorized to issue an unlimited number of common shares without par value. As at September 30, 2013, there were 79,903,720 common shares issued and outstanding. As at February 28, 2014, there were 80,178,720 common shares issued and outstanding.

The holders of the common shares are entitled to one vote for each common share held on all matters to be voted on by such holders. The holders of common shares are entitled to receive, pro rata, the remaining property of our company on a liquidation, dissolution or winding-up of our company after the holders of Preferred Shares have been paid. There are no pre-emptive rights or redemption rights attached to the Common Shares.

Preferred Shares

We are authorized to issue 50,000,000 preferred shares without par value. As at September 30, 2013 and as at February 28, 2014, there were no preferred shares issued and outstanding.

The holders of preferred shares have preference over holders of common shares in the event of dissolution, liquidation or winding-up of our company and shall be entitled to receive the amount paid up with respect to each preferred share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of preferred shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of our company except as specifically provided in the special rights and restrictions attached to any particular series.

Warrants

As of February 28, 2014 and December 31, 2012, we had respectively 35,376,000 and 14,227,000 warrants outstanding to purchase common shares at an exercise price of C$0.20. Each share purchase warrant entitles the holder to purchase, subject to adjustment, one common share of our company.

Stock Options

As of February 28, 2014 and December 31, 2012, we had respectively 5,827,500 and 6,442,500 incentive stock options outstanding at exercise prices ranging from C$0.10 - C$0.25. Each incentive stock option entitles the holder to purchase, subject to adjustment, one common share of our company at the exercise price established at the time of grant of the options.

Other Convertible Obligations or Other Outstanding Equity-Linked Securities, or Subscription Rights

As of February 28, 2014 we had no convertible obligations or other outstanding equity-linked securities, or subscription rights that had been granted.

Issuance of Common Shares

We have financed our operations through, among other things, funds raised in private placements of common shares and proceeds from shares issued upon exercise of stock options and share purchase warrants.

The following table shows our history of share capital in the last three years:

Effective Date of Issuance	Security Issued	Number of Securities	Price (C$)	Gross Proceeds of Fair Value of Share Transaction (C$)	Process/Consideration
March 25, 2011	Common shares	235,000	0.125	29,375	Exercise of warrants
March 29, 2011	Common shares	150,000	0.125	18,750	Exercise of warrants
March 5, 2011	Common shares	62,500	0.125	7,813	Exercise of warrants
September 9, 2011	Common shares	814,000	0.125	101,750	Exercise of warrants
October 5, 2011	Common shares	1,141,000	0.125	142,625	Exercise of warrants
May 20, 2011	Common shares	350,000	0.125	43,750	Exercise of warrants
June 20, 2011	Common shares	450,000	0.125	56,250	Exercise of warrants
June 28, 2011	Common shares	660,000	0.125	82,500	Exercise of warrants
June 28, 2011	Common shares	150,000	0.125	18,750	Exercise of warrants
August 31, 2011	Common shares	23,000	0.17	3,910	Exercise of options
October 26, 2011	Common shares	23,000	0.17	3,910	Exercise of options
December 14, 2011	Common shares	23,000	0.17	3,910	Exercise of options
January 23, 2012	Common shares	23,000	0.17	3,910	Exercise of options
March 21, 2012	Common shares	23,000	0.17	3,910	Exercise of options
May 25, 2012	Common shares	23,000	0.17	3,910	Exercise of options
October 7, 2012	Common shares	12,000	0.17	2,040	Exercise of options
November 22, 2012	Common shares	2,765,000	0.10	276,500	Private Placement
November 28, 2012	Common shares	11,462,000	0.10	1,146,200	Private Placement
November 6, 2013	Common shares	3,200,000	0.10	320,000	Private Placement
June 27, 2013	Common shares	14,149,000	0.10	1,414,900	Private Placement

March 7, 2013	Common shares	3,525,000	0.10	352,500	Private Placement
July 30, 2013	Common shares	520,000	0.10	52,000	Exercise of options
August 26, 2013	Common shares	205,000	0.10	20,500	Exercise of options
February 19, 2014	Common shares	5,777,000(1)	0.10	528,000	Private Placement

(1) Includes 497,000 common shares issued as finder's fees for which no cash consideration was received by the company.

Resolutions/Authorizations/Approvals

Not Applicable.

B.	Memorandum and Articles of Association

Incorporation

We are incorporated under the BCBCA. Our British Columbia incorporation number is BC0275807.

Objects and Purposes of Our Company

Our articles do not contain a description of our objects and purposes.

Voting on Certain Proposal. Arrangement, Contract or Compensation by Directors

Other than as disclosed below, our articles do not restrict directors' power to (a) vote on a proposal, arrangement or contract in which the directors are materially interested or (b) to vote compensation to themselves or any other members of their body in the absence of an independent quorum.

The BCBCA does, however, contain restrictions in this regard. The BCBCA provides that a director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting. A director or senior officer generally holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to our company; (b) we have entered, or proposed to enter, into the contract or transaction, and (c) either (i) the director or senior officer has a material interest in the contract or transaction or (ii) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction. A director or senior officer does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of our company or of an affiliate of our company.

Borrowing Powers of Directors

Our articles provide that we, if authorized by our directors, may:

  borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

  issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

  guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

  mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of our company.

Qualifications of Directors

Under our articles, a director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director.

Share Rights

See "Share Capital" above for a summary of our authorized capital and the special rights and restrictions attached to our Common Shares and Preferred Shares.

Procedures to Change the Rights of Shareholders

Our articles state that the Company may by resolution of its directors: (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; (c) if the Company is authorized to issue shares of a class of shares with par value: (i) decrease the par value of those shares, (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares, (iii) subdivide all or any of its unissued or fully paid issued shares with par value into shares of smaller par value, or (iv) consolidate all or any of its unissued or fully paid issued shares with par value into shares of larger par value; (d) subdivide all or any of its unissued or fully paid issued shares without par value; (e) change all or any of its unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value; (f) alter the identifying name of any of its shares; (g) consolidate all or any of its unissued or fully paid issued shares without par value; or (h) otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA.

Meetings

Each director holds office until our next annual general meeting or until his office is earlier vacated in accordance with our articles or with the provisions of the BCBCA. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Our articles and the BCBCA provide that our annual meetings of shareholders must be held at such time in each calendar year and not more than 15 months after the last annual general meeting and at such place as our Board may from time to time determine. Our directors may, at any time, call a meeting of our shareholders.

The holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a meeting of shareholders for the purposes stated in the requisition.

Under our articles, the quorum for the transaction of business at a meeting of our shareholders is one or more persons, present in person or by proxy.

Our articles state that in addition to those persons who are entitled to vote at a meeting of our shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), any lawyer or auditor for our company, any persons invited to be present at the meeting by our directors or by the chair of the meeting and any person entitled or required under the BCBCA or our articles to be present at the meeting.

Limitations on Ownership of Securities

Neither Canadian law nor our Articles limit the right of a non-resident to hold or vote common shares of the company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company, and the value of the assets of the company were C$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company and the value of the assets of the Company equaled or exceeded an amount determined by the Minister of Finance (Canada) (the “Minister”) on an annual basis. The Minister has determined that the threshold for review for WTO Investors or vendors (other than Canadians) to be C$344 million for the year 2013. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the company for purposes of the Investment Act if he or she acquired a majority of the common shares of the company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the company, unless it could be established that the company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The U.S. is a WTO Member. Certain transactions involving our common shares would be exempt from the Investment Act, including:

  an acquisition of the shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;

  an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

  an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Change in Control

There are no provisions in our articles or in the BCBCA that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company or our subsidiaries.

Ownership Threshold

Our articles or the BCBCA do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our information circular for our annual general meeting, holders who beneficially own more than 10% of our issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. Upon the effectiveness of this registration statement on Form 20-F, we expect that the United States federal securities laws will require us to disclose, in our annual report on Form 20-F, holders who own 5% or more of our issued and outstanding shares.

C.	Material Contracts

There are no other contracts, other than those disclosed below and those entered into in the ordinary course of business, that are material to the Company and which were entered into in the most recently completed fiscal year or which were entered into before the most recently completed fiscal year but are still in effect as of the date of this registration statement.

  Asset Purchase Agreement dated February 14, 2014 among Valdor Technology, VideoWare, Inc., ViewCast.com, Inc. and Valdor Fiber Optics, Inc.
D.	Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” below.

E.	Taxation

Certain Canadian Federal Income Taxation

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his, her or its common shares in the capital of our company in connection with carrying on a business in Canada (a “non-resident holder”).

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”). This summary also takes into account the amendments to the Income Tax Act (Canada) and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our common shares, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our common shares is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of our common shares in their particular circumstances.

Dividends

Dividends paid on our common shares to a non-resident holder will be subject under the Income Tax Act (Canada) to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by our company. The Treaty provides that the Income Tax Act (Canada) standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as our company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a common share of our company unless such share represents “taxable Canadian property”, as defined in the Income Tax Act (Canada), to the holder thereof. Our common shares generally will be considered taxable Canadian property to a non-resident holder if:

  the non-resident holder;
  persons with whom the non-resident holder did not deal at arm’s length; or
  the non-resident holder and persons with whom such non-resident holder did not deal at arm’s length,

owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

United States Federal Income Taxation

The following is a general discussion of certain material United States federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States federal income tax matters and does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See “Certain Canadian Federal Income Tax Consequences” above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

Holders and prospective holders of common shares should consult their own tax advisors with respect to federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of less than 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions which are taxable dividends and which meet certain requirements will be “unqualified dividend income” and taxed to U.S. Holders at a maximum U.S. federal rate of 15%. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

Capital Gains

In general, upon a sale, exchange or other disposition of common shares, a U.S. Holder will generally recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder’s adjusted tax basis in such shares. Such gain or loss will be U.S. source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period of the shares exceeds one year. If the U.S. Holder is an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credit, among which are an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Passive Foreign Investment Company Status

We would be a passive foreign investment company (a “PFIC”) if (taking into account certain “look-through” rules with respect to the income and assets of our corporate subsidiaries in which we own 25 percent (by value) of the stock) either (i) 75 percent or more of our gross income for the taxable year was passive income or (ii) the average percentage (by value) of our total assets that are passive assets during the taxable year was at least 50 percent.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our common shares (including gain deemed recognized if the common shares are used as security for a loan) and upon receipt of certain “excess distributions” (generally, distributions that exceed 125% of the average amount of distributions in respect to such common shares received during the preceding three taxable years or, if shorter, during the U.S. Holder’s holding period prior to the distribution year) with respect to our common shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the common shares. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our common shares from decedents (other than nonresident aliens) would be denied the normally available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat U.S. as a “qualified electing fund” (a “QEF”), in which case the U.S. Holder would be taxed currently, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. Holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. In the event that we conclude that we will be classified as a PFIC, we will make a determination at such time as to whether we will be able to provide U.S. Holders with the information that is necessary to make a QEF election. Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. A U.S. Holder’s basis in its common shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. Holder’s QEF election is in effect with respect to the entire holding period for its common shares, any gain or loss realized by such holder on the disposition of its common shares held as a capital asset ordinarily will be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. Holder had held such common shares for more than one year at the time of the disposition. For non-corporate U.S. Holders, long-term capital gain is generally subject to a maximum U.S. federal income tax rate of 15% for taxable years beginning on or before December 31, 2012. The QEF election is made on a shareholder-by-shareholder basis, applies to all common shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

As an alternative to making the QEF election, a U.S. Holder of PFIC stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a PFIC by electing to mark the stock to market and recognizing as ordinary income or loss, each taxable year that we are a PFIC, an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder’s adjusted tax basis in the PFIC stock. Special rules apply if a U.S. Holder makes a mark-to-market election after the first taxable year in its holding period in which we are a PFIC. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. This election is available for so long as the Company’s common shares constitute “marketable stock,” which includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national market system established pursuant to Section 11A of the Securities Exchange Act of 1934, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and that has certain characteristics. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, subject to special rules relating to an initial public offering. It is not entirely clear whether either the OTCBB or TSXV are qualified exchanges or other markets, or whether there will be sufficient trading volume with respect to the Company’s common shares, and accordingly, whether the common shares will be “marketable stock” for these purposes. Furthermore, there can be no assurances that the Company’s common shares will continue to trade on any of the exchanges listed above.

We believe we were not a PFIC for the year ending December 31, 2013 and do not expect to be classified as a PFIC for the year ending December 31, 2014. However, PFIC status is determined as of the end of each taxable year and is dependent on a number of factors, including the value of our passive assets, the amount and type of our gross income, and our market capitalization. Therefore, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2014 or in a future taxable year. We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year.

F.	Dividends and Paying Agents

There is no dividend restriction; however, we have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by our Board on the basis of our earnings, financial requirements and other relevant factors.

There is no special procedure for non-resident holders to claim dividends. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” above.

G.	Statements by Experts

The financial statements of our company for the years ended December 31, 2012, 2011 and 2010 included in this registration statement have been audited by I. Vellmer Inc., Chartered Accountants, with a business address at Suite 605 – 1355 West Broadway, Vancouver, British Columbia, Canada V6H 1G9, as stated in their reports appearing in this registration statement and have been so included in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

H.	Documents on Display

Upon the effectiveness of this registration statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934 (United States), and we will thereafter file reports and other information with the Securities and Exchange Commission. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. In addition, the Securities and Exchange Commission maintains a web site that contains reports and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The documents concerning our company referred to in this registration statement may be viewed at the offices of Salley Bowes Harwardt LLP, Suite 1750, 1185 West Georgia Street, Vancouver, British Columbia, Canada V6E 4E6, during normal business hours.

I.	Subsidiary Information

Our company operates in conjunction with our two majority owned subsidiaries, Fiberlight Optics, Inc., a Delaware corporation, of which we directly hold 94% control and Valdor Fiber Optics, Inc. a Delaware corporation, of which we hold indirectly through Fiberlight Optics, Inc., a 94% controlling interest. Fiberlight Optics, Inc. was incorporated in Delaware on August 7, 2000 and Valdor Fiber Optics, Inc. was incorporated in Delaware on November 6, 1996. Valdor Fiber Optics, Inc. is our operating subsidiary.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash is classified as a financial asset at FVTPL, accounts receivable is classified as loans and receivables, and due to related parties and accounts payable are classified as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

  Credit risk;
  Liquidity risk;
  Market risk; and
  Foreign currency risk.

Credit Risk

Credit risk is the risk of financial loss to our company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Our company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. Our company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent losses.

Liquidity Risk

Liquidity risk is the risk that our company is not able to meet its financial obligations as they become due. There can be no assurance that our company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Our company may seek additional financing through equity offerings and advances from related parties, but there can be no assurance that such financing will be available on terms acceptable to the Company.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The company is exposed to risks associated with the effects of fluctuations in the prevailing levels of market interest rates.

Foreign Currency Risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The majority of our company’s operations are carried out in the United States, however the majority of financing is carried out in Canada. As at December 31, 2012, our company had Canadian dollars cash of $16,575 (2011: $7,564), accounts payable of $251,924 (2011: $242,727), loans payable of $45,500 (2011: $250,500), due to related parties of $454,589 (2011: $119,185). These factors expose us to foreign currency exchange rate risk, which could have a material adverse effect on our profitability. We do not manage currency risk through hedging or other currency management tools.

As at December 31, 2012 and September 30, 2013, our net exposure to foreign currency risk is as follows:

	As at December 31, 2012	As at September 30, 2013
Net Assets (Liabilities)	C$(735,438)	C$70,763

Based on the above, assuming all other variables remain constant, a 1.5% weakening or strengthening of the US dollar against the Canadian dollar would result in approximately C$11,031 (September 30, 2013 - C$1,061) foreign exchange loss or gain in the consolidated statements of operations.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividends Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.	Controls and Procedures

Not applicable.

Item 16.	[Reserved]

A.	Audit Committee Financial Expert

Not applicable.

B.	Code of Ethics

Our company has not adopted a Code of Ethics given its current stage of development. As our company grows, we may adopt a Code of Ethics in the future.

C.	Principal Accountant Fees and Services

Not applicable.

D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 17.	Financial Statements

Our financial statements are stated in United States dollars and are prepared in accordance with IFRS, as issued by the IASB, the application of which, in our case, conforms in all material respects for the periods presented with the United States generally accepted accounting principles.

The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a)

unaudited consolidated interim financial statements of the Company for the nine months ended September 30, 2013, including: condensed interim consolidated statements of financial position, condensed interim consolidated statements of operations and comprehensive loss; condensed interim consolidated statements of cash flows, condensed interim consolidated statement of shareholders' deficiency and notes to the condensed interim consolidated financial statements;

(b)

audited consolidated financial statements for the years ended December 31, 2012 and December 31, 2011, including: independent auditors' report by I. Vellmer, Chartered Accountant, consolidated statements of financial position, consolidated statements of operations and comprehensive loss, consolidated statements of cash flows, consolidated statements of changes in shareholders' deficiency, and notes to consolidated financial statements; and

(c)

audited consolidated financial statements for the years ended December 31, 2011 and December 31, 2010, including: independent auditors' report by I. Vellmer, Chartered Accountant, consolidated statements of financial position, consolidated statements of operations and comprehensive loss, consolidated statements of cash flows, consolidated statements of changes in shareholders' deficiency, and notes to consolidated financial statements

Item 18.	Financial Statements

See "Item 17 - Financial Statements".

Item 19.	Exhibits

Exhibit No.	Description
(3)	Articles of Incorporation and Bylaws
3.1	Certificate of Incorporation
3.2	Certificates of Name Change

3.3	Notice of Articles
3.4	Articles
(10)	Material Contracts
10.1	Asset Purchase Agreement dated February 14, 2014 among Valdor Technology, Valdor Fiber Optics, Inc., VideoWare, Inc. and ViewCast.com, Inc.
(21)	Subsidiaries
21.1	Valdor Fiber Optics, Inc., a Delaware corporation
21.2	Fiberlight Optics, Inc., a Delaware corporation
(15)	Consents
15.1	Consent of I. Vellmer Inc.
(99)	Additional Exhibits

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

VALDOR TECHNOLOGY INTERNATIONAL INC.

/s/ Brian Findlay
Brian Findlay
Chief Financial Officer and Director

Date: March 26, 2014

VALDOR TECHNOLOGY INTERNATIONAL INC.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012 and 2011

(Stated in US Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
Valdor Technology International Inc.

I have audited the accompanying consolidated financial statements of Valdor Technology International Inc., which comprise the consolidated statements of financial position as at December 31, 2012 and 2011 and the consolidated statements of operations and comprehensive loss, the consolidated statements of changes in shareholders’ deficiency and the consolidated statements of cash flows for the years ended December 31, 2012 and 2011, and a summary of significant accounting policies and other explanatory information. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011 and the results of its operations and its cash flows for the years ended December 31, 2012 and 2011 in conformity International Financial Reporting Standards.

The accompanying consolidated financial statements have been prepared using International Financial Reporting Standards assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred losses since inception and has not yet developed self-sustaining operations, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to their planned financing and other matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

April 30, 2013, except with regards
to Note 14, which is dated March 26, 2014	“I Vellmer Inc.”
Vancouver, Canada	Chartered Accountant

VALDOR TECHNOLOGY INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
December 31, 2012 and 2011
(Stated in US Dollars)

	2012	2011
ASSETS
Current
Cash	$27,139	$9,568
Accounts receivable	19,423	32,645
Inventories	48,551	81,564
Prepaid expenses – Note 8	7,902	24,464

Total Assets	$103,015	$148,241

LIABILITIES
Current
Accounts payable and accrued liabilities	$338,570	$456,187
Loans payable – Notes 5 and 8	45,732	246,317
Due to related parties – Note 6	455,362	248,873

Total Liabilities	839,664	951,377

SHAREHOLDERS’ DEFICIENCY

Share capital – Note 7	17,872,166	16,491,101
Share subscriptions received	-	915
Contributed surplus	3,158,054	3,103,284
Accumulated other comprehensive income (loss)	(32,226)	(9,704)
Deficit	(21,187,486)	(19,863,201)

Attributable to parent	(189,492)	(277,605)
Attributable to non-controlling interest	(547,157)	(525,531)

Total Shareholders’ Deficiency	(736,649)	(803,136)

Total Liabilities and Shareholders’ Deficiency	$103,015	$148,241

Nature of Operations – Note 1
Commitment – Note 7
Contingency – Note 13
Subsequent Events – Note 14

APPROVED BY THE DIRECTORS:

“Elston Johnston”	Director	“Brian Findlay”	Director
Elston Johnston		Brian Findlay

SEE ACCOMPANYING NOTES

VALDOR TECHNOLOGY INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
for the years ended December 31, 2012 and 2011
(Stated in US Dollars)

	2012	2011
Revenue – Note 10	$130,593	$169,285
Direct expenses – Note 8	78,120	89,136

Gross profit	52,473	80,149

Expenses
Administration and general – Schedule 1	1,158,220	1,011,009
Marketing	114,146	129,943
Research and development – Note 8	94,987	291,337
Interest	4,443	64,587
Stock-based compensation – Note 7 and 8	59,852	203,040
	1,431,648	1,699,916

Loss before other items	(1,379,175)	(1,619,767)
Write-off of promissory note payable	-	586,811
Write-off of prepaid expenditures – Note 8	(64,736)	-
Write-off of accounts payable	98,000	-

Net loss for the year	(1,345,911)	(1,032,956)

Other Comprehensive (Loss) Income
Exchange differences on translating into functional currency	(22,522)	19,627

Total comprehensive loss for the year	$(1,368,433)	$(1,013,329)

Net loss attributable to non-controlling interest	(21,627)	(40,100)
Net loss attributable to parent	(1,324,284)	(992,856)

Net loss for the year	$(1,345,911)	$(1,032,956)

Total comprehensive loss attributable to non-controlling interest	(21,627)	(40,100)
Total comprehensive loss attributable to parent	(1,346,806)	(973,229)

Total comprehensive loss for the year	$(1,368,433)	$(1,013,329)

Basic and diluted loss per share	$(0.03)	$(0.02)

Weighted average number of shares outstanding	45,573,460	42,392,453

SEE ACCOMPANYING NOTES

VALDOR TECHNOLOGY INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2012 and 2011
(Stated in US Dollars)

	2012	2011

Operating Activities
Net loss from operations for the year	$(1,345,911)	$(1,032,956)
Charges to income not affecting cash:
Write-off of promissory note payable	-	(586,812)
Write-off of prepaid expenditures	64,736	-
Write-off of accounts payable	(98,000)	-
Unrealized foreign exchange	(8,289)	9,794
Non-cash compensation charge	59,852	203,040

	(1,327,612)	(1,406,934)
Changes in non-cash working capital balances related to operations:
Accounts receivable	12,852	(2,727)
Inventories	33,013	(24,965)
Prepaid expenses	16,527	(9,070)
Accounts payable and accrued liabilities	(89,705)	139,339

	(1,354,925)	(1,304,357)
Financing Activities
Increase in due to related parties	202,234	129,446
Increase (decrease) in promissory note payable	-	35,258
Increase (decrease) in loans payable	(205,012)	253,268
Proceeds from issuance of common shares	1,375,983	530,605
Share subscriptions	(915)	1,040

	1,372,290	949,617

Effect of unrealized foreign exchange gain or loss on cash	206	5,392

Increase (decrease) in cash during the year	17,571	(349,348)

Cash, beginning of the year	9,568	358,916

Cash, end of the year	$27,139	$9,568

SEE ACCOMPANYING NOTES

VALDOR TECHNOLOGY INTERNATIONAL INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIENCY
for the years ended December 31, 2012 and 2011
(Stated in US Dollars)

					Accumulated
	Common Stock		Common		Other		Non-
	Issued		Stock	Contributed	Comprehensive		Controlling
	Shares	Amount	Subscriptions	Surplus	Income (loss)	Deficit	Interest	Total

Balance, December 31, 2010	39,915,220	$15,936,338	$(125)	$2,924,403	$(29,331)	$(18,870,345)	$(485,431)	$(524,491)
Shares issued for cash:
On exercise of share purchase warrants
– at CND$0.125	3,950,000	509,430	-	-	-	-	-	509,430
On exercise of share purchase options
– at CND$0.10	12,500	1,312	-	-	-	-	-	1,312
– at CND$0.15	50,000	7,874	-	-	-	-	-	7,874
– at CND$0.17	69,000	11,988	-	-	-	-	-	11,988
Fair value of options exercised	-	24,159	-	(24,159)	-	-	-	-
Fair market value of stock based compensation	-	-	-	203,040	-	-	-	203,040
Share subscriptions received	-	-	1,040	-	-	-	-	1,040
Exchange differences on translating foreign operation	-	-	-	-	19,627	-	-	19,627
Net loss for the year	-	-	-	-	-	(992,856)	(40,100)	(1,032,956)

Balance, December 31, 2011	43,996,720	16,491,101	915	3,103,284	(9,704)	(19,863,201)	(525,531)	(803,136)
Shares issued for cash:
Pursuant to a private placement
– at CND$0.10	13,836,000	1,387,474	(915)	-	-	-	-	1,386,559
On exercise of share purchase options
– at CND$0.17	81,000	13,579	-	-	-	-	-	13,579
Shares issued as finders fees	391,000	39,209	-	-	-	-	-	39,209
Share issue cost	-	(64,279)	-	-	-	-	-	(64,279)
Fair value of options exercised	-	5,082	-	(5,082)	-	-	-	-
Fair market value of stock based compensation	-	-	-	59,852	-	-	-	59,852
Exchange differences on translating foreign operation	-	-	-	-	(22.522)	-	-	(22,522)
Net loss for the year	-	-	-	-	-	(1,324,284)	(21,627)	(1,345,911)
Balance, December 31, 2012	58,304,720	$17,872,166	$-	$3,158,054	$(32,226)	$(21,187,485)	$(547,158)	$(736,649)

*Contributed Surplus represents reserves for equity settled share-based payments.

SEE ACCOMPANYING NOTES

VALDOR TECHNOLOGY INTERNATIONAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Stated in US Dollars)

Note 1	Nature of Operations

The Company was incorporated under the British Columbia Company Act on March 19, 1984 and is publicly traded on the TSX Venture Exchange. During the year ended December 31, 2012, the Company’s principal business was developing, manufacturing and marketing of fiber optic products.

The address of the Company’s corporate office is 450 - 789 West Pender Street, Vancouver, BC V6C 1H2 and the principal place of business is 3116 Diablo, Hayward, California 94545.

Note 2	Basis of Preparation

a)	Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) and which were in effect as of December 31, 2012.

The consolidated financial statements were authorized for issue by the Board of Directors on April 30, 2013, except with regards to Note 14, which was approved on March 26, 2014.

b)	Going Concern of Operations

The Company has incurred a net loss of $1,345,911 during the year ended December 31, 2012 and, as of that date the Company’s accumulated deficit was $21,187,486. The financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Stated in US Dollars) – Page 2

Note 2	Basis of Preparation – (cont’d)

c)	Basis of Measurement

The preparation of financial statements in compliance with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. See Note 4 for use of estimates and judgements made by management in the application of IFRS.

The consolidated financial statements have been prepared on a historical cost basis.

The consolidated financial statements have been presented in US dollars.

Note 3	Summary of Significant Accounting Policies

The significant accounting policies set out below have been applied consistently in all material respects to all years presented in these financial statements, unless otherwise indicated.

a)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and the accounts of the following companies which the Company has control:

	State of	Percentage Held
Company	Incorporation	2012	2011

Fiberlight Optics, Inc.	Delaware	94%	94%
Valdor Fiber Optics, Inc.	Delaware	94%	94%

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. All significant inter-company transactions and balances have been eliminated.

b)	Cash Equivalents

The Company considers all highly liquid instruments which are readily convertible into cash with maturities of three months or less when purchased to be cash equivalents. As at December 31, 2012 and 2011, the Company did not hold any cash equivalents.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Stated in US Dollars) – Page 3

Note 3	Summary of Significant Accounting Policies – (cont’d)

c)	Inventory

The Company’s inventory consists of fiber optic parts inventory. Inventory is valued at the lower of cost or net realizable value. Cost is determined using the first-in-first-out method and includes the cost of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

e)	Foreign Currency Translation

The Company’s functional currency is the Canadian dollar as it is the currency in which the majority of the funding is obtained to continue operations and uses US dollar as its reporting currency. The functional currency of the subsidiary is US dollars as it is the currency in which the majority of its sales and expenses are incurred.

Monetary assets and liabilities of a company that are denominated in a currency other than the functional currency are translated at the exchange rate in effect at the period end. Revenue and expense items are translated at the average rates of exchange prevailing during the year. Gains or losses from translation are recognized in profit or loss in the period in which they occur.

The financial results and position of foreign operations whose functional currency is different from the Company’s presentation currency is translated as follows:

assets and liabilities are translated at period-end exchange rates prevailing at that reporting date; and

income and expenses are translated at average exchange rates for the period.

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve on the statement of operations and comprehensive loss/income.

f)	Basic and Diluted Loss per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive. Basic and diluted loss per share are the same for the years presented.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Stated in US Dollars) – Page 4

Note 3	Summary of Significant Accounting Policies – (cont’d)

g)	Income Taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of operations except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case the income tax is also recognized directly in equity or other comprehensive loss/income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized in respect of all qualifying temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, except for taxable temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting year the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Deferred income tax assets and liabilities are presented as non-current.

h)	Revenue Recognition

The Company recognizes revenue from the sale of fiber optic products upon shipment and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Stated in US Dollars) – Page 5

Note 3	Summary of Significant Accounting Policies – (cont’d)

i)	Share Capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares are classified as equity instruments. The Company’s warrants are classified as equity when a fixed amount of warrants are issuable for a fixed amount of cash.

The Company follows the residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component. The fair value of the common shares issued in the private placement was determined to be the more easily measurable component and were valued at their fair value on the announcement date and the balance, if any, is allocated to the attached warrants.

The proceeds from the exercise of stock options, share purchase warrants and escrow shares are recorded as share capital in the amount for which the stock options, share purchase warrants or escrow shares enabled the holder to purchase a share in the Company.

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issue costs incurred in advance of share subscriptions are recorded as non-current deferred charges. Share issue costs related to uncompleted share subscriptions are charged to operations.

j)	Share-based Payments

Equity-settled share based payments for directors, officers and employees are measured at fair value at the date of grant and recorded as compensation expense in the financial statements. The fair value determined at the grant date of the equity-settled share based payments is expensed on a graded vesting basis over the vesting period based on the Company’s estimate of shares that will eventually vest on a tranche by tranche basis. Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of operations over the remaining vesting period. Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Stated in US Dollars) – Page 6

Note 3	Summary of Significant Accounting Policies – (cont’d)

j)	Share-based Payments – (cont’d)

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a Black-Scholes valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share based payments are reflected in contributed surplus, until exercised. Upon exercise shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital along with any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

k)	Financial Instruments

Financial assets and liabilities are recognized when the company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the company has transferred substantially all risks and rewards of ownership. Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the company classifies its financial assets in the following categories depending on the purpose for which the instruments were acquired.

Financial assets are classified into one of four categories: Financial assets at fair value through profit or loss (“FVTPL”), Held-to-maturity investments, available for sale (“AFS”) financial assets and loans and receivables.

The Company has classified cash and cash equivalents and accounts receivable as loans and receivables.

At each reporting date, the company assesses whether there is objective evidence that a financial asset is impaired. Financial assets are impaired when one or more events that occurred after the initial recognition of the financial asset have been impacted.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Stated in US Dollars) – Page 7

Note 3	Summary of Significant Accounting Policies – (cont’d)

k)	Financial Instruments – (cont’d)

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of all financial assets, excluding trade receivables, is directly reduced by the impairment loss. The carrying amount of trade receivable is reduced through the use of an allowance. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

Impairment losses on loans and receivables carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at FVTPL, or other financial liabilities, as appropriate.

The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value.

The Company’s financial liabilities include accounts payables and accrued liabilities, due to related parties, loans payable and promissory notes. Subsequent to initial recognition, accounts payable and accrued financial liabilities are measured at amortized cost using the effective interest method.

l)	Future Accounting Pronouncements

The following new standards and interpretations are not yet effective and have not been applied in preparing these consolidated financial statements. The Company is currently evaluating the potential impacts of these new standards; however, the Company does not expect them to have a significant effect on the financial statements.

IAS 1, Presentation of Financial Statements effective for annual periods beginning on or after July 1, 2012) require that elements of other comprehensive income that may subsequently be recycled through profit or loss be differentiated from those items that will not be recycled.

IFRS 7, Financial Instruments Disclosures (effective January 1, 2013) IAS 32, Financial Instrument Presentations (effective January 1, 2014) introduces amendments requiring incremental disclosures and clarity an entity’s ability to offset financial assets and financial liabilities.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Stated in US Dollars) – Page 8

Note 3	Summary of Significant Accounting Policies – (cont’d)

l)	Future Accounting Pronouncements – (cont’d)

IFRS 9, Financial Instruments (effective January 1, 2015) introduces new requirements for the classification and measurement of financial assets, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options available in IAS 39.

IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities (all effective January 1, 2013) provide revised guidance on the accounting treatment and associated disclosure requirements for joint arrangements and associates, and a revised definition of “control” for identifying entities which are to be consolidated.

IFRS 13, Fair Value Measurements (effective January 1, 2013) provides new guidance on fair value measurement and disclosure requirements.

IAS 27, Consolidated and Separate Financial Statements (effective January 1, 2013) provides new guidance on fair value measurement and disclosure requirements and IAS 28, Investments in Associates and Joint Ventures were revised and reissued to align with the new consolidation guidance.

Note 4	Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

a)	Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 7.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Stated in US Dollars) – Page 9

Note 4	Use of Estimates and Judgments – (cont’d)

b)	Income taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

c)	Functional currency

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent and the US dollar is the functional currency of the subsidiary, management considered the currency that mainly influences the costs of providing goods and services in each jurisdiction in which the Company operates.

Note 5	Loans Payable

The loans payable are non-interest bearing, unsecured and due on demand.

Note 6	Due to and from Related Parties

Due to and from related parties, representing amounts due to and from directors and officers of the Company and companies with common directors, are non-interest bearing, unsecured and are due on demand.

Note 7	Share Capital

a)	Authorized:

Unlimited common shares without par value 50,000,000 preferred shares without par value

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Stated in US Dollars) – Page 10

Note 7	Share Capital – (cont’d)

b)	Commitments

Stock-Based Compensation Plan

The Company has established a formal stock option plan in accordance with the policies of the TSX-V under which it is authorized to grant options up to a maximum of 20% of the issued and outstanding common shares to officers, directors, employees and consultants. The exercise price of each option is not less than the market price of the Company’s stock on the trading day immediately before the date of grant, subject to a minimum of CDN $0.10 per common share. No option will be exercisable until it has vested. Options vest at 25% on a quarterly basis unless specified by the board. The options are for a maximum term of five years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price in accordance with the stock option plan.

A summary of the status of the stock option plan as of December 31, 2012 and 2011 and changes during the years then ended on those dates is presented below:

	2012		2011
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding at the beginning of the year	6,183,500	CDN$0.15	4,800,000	CDN$0.15
Granted	2,210,000	CDN$0.10	1,515,000	CDN$0.17
Exercised	(81,000)	CDN$0.17	(131,500)	CDN$0.16
Expired/Forfeited	(1,870,000)	CDN$0.13	-	-

Options outstanding at end of the year	6,442,500	CDN$0.14	6,183,500	CDN$0.15

Options exercisable at end of the year	3,517,500		4,924,750

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Stated in US Dollars) – Page 11

Note 7	Share Capital – (cont’d)

b)	Commitments – (cont’d)

Stock-Based Compensation Plan – (cont’d)

At December 31, 2012, the Company has 6,442,500 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Exercise
Number	Price	Expiry Date

875,000	CDN $0.10	August 1, 2013
127,500	CDN $0.15	April 30, 2014
250,000	CDN $0.20	August 10, 2014
575,000	CDN $0.20	August 28, 2014
100,000	CDN $0.20	October 28, 2014
100,000	CDN $0.25	December 16, 2014
1,090,000	CDN $0.16	December 8, 2015
400,000	CDN $0.18	March 16, 2016
715,000	CDN $0.15	October 6, 2016
1,700,000	CDN $0.10	November 23, 2017
510,000	CDN $0.10	December 19, 2017

6,442,500

At December 31, 2011, the Company has 6,133,500 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Exercise
Number	Price	Expiry Date

1,945,000	CDN $0.10	August 1, 2013
127,500	CDN $0.15	April 30, 2014
250,000	CDN $0.20	August 10, 2014
575,000	CDN $0.20	August 28, 2014
100,000	CDN $0.20	October 28, 2014
100,000	CDN $0.25	December 16, 2014
450,000	CDN $0.17	May 14, 2012
31,000	CDN $0.17	May 14, 2015
1,090,000	CDN $0.16	December 8, 2015
800,000	CDN $0.18	March 16, 2016
715,000	CDN $0.15	October 6, 2016

6,183,500

As of December 31, 2012, the 6,442,500 share purchase options outstanding have a weighted average remaining contractual life of 3.17 (2011: 2.85) years.

Note 7	Share Capital – (cont’d)

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Stated in US Dollars) – Page 12

b)	Commitments – (cont’d)

Stock-Based Compensation Plan – (cont’d)

Stock-based compensation charges are expensed for stock options granted and vested with a corresponding increase to contributed surplus. Upon exercise of stock options, consideration paid on the exercise of stock options and purchase of stock is credited to share capital.

During the year ended December 31, 2012, the Company recorded stock-based compensation expense of $59,852 (2011: $203,040) on revaluation of stock options as of the reporting period and for stock options vested during the period. The fair value of share purchase options granted was estimated on the grant date for options granted to employees and each vesting date for options granted to consultants using the Black Scholes option pricing model. The assumptions used in calculating fair value were as follows: 1.13% - 1.44% (2011 – 1.10% - 2.71%) risk free rate, 0% (2011 – 0%) dividend yield, 86% - 141% (2011 - 62% – 155%) expected volatility and 3.5 – 5 years (2011 – 0.5 - 5 years) weighted average expected stock option life.

Share Purchase Warrants

On November 22, 2012, the Company issued 13,836,000 common shares pursuant to the private placement of 13,836,000 units at CDN$0.10 per unit for gross proceeds of $1,387,474. Each unit was comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder thereof the right to purchase one common share at $0.20 per share for a period of three years. The Company paid finder’s fees of CDN$25,000 and issued 391,000 finders’ units with same terms as that of the private placement noted above. Using the residual value method, the Company valued the share component of the private placement units at CDN $0.10 and the share purchase warrant component at CDN $nil.

The Company fair valued the finders’ units at $39,209 consisting of $39,209 for the 391,000 shares which are valued at CDN$0.10 per share and $nil for the 391,000 share purchase warrants, also using the residual value method.

A summary of the status of share purchase warrants as of December 31, 2012 and 2011 and changes during the years then ended on those dates is presented below:

	2012		2011
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Balance, beginning of the year	-	-	7,740,000	CDN $0.232
Expired	-		(3,790,000)	CDN $0.344
Exercised			(3,950,000)	CDN $0.125
Issued	14,227,000	CDN$0.20	-	-

Balance, end of the year	14,227,000	CDN$0.20	-	-

Note 7	Share Capital – (cont’d)

b)	Commitments - (cont’d)

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Stated in US Dollars) – Page 13

Share Purchase Warrants – (cont’d)

During 2011, 550,000 of the exercised warrants were exercised by Directors of the Company for total proceeds of $68,750.

At December 31, 2012, the Company has 14,227,000 share purchase warrants outstanding as follows (2011 – nil):

Exercise
Number	Price	Expiry Date
14,227,000	CDN $0.20	November 23, 2015
14,227,000

Note 8	Related Party Transactions

The Company incurred the following revenues and expenses with directors and current and former officers of the Company and companies with common directors:

	2012	2011

Inventory Purchases	$-	$76,305

Research and development	-	187,340

Write-off of prepaid expenditures	64,736	-

Administrative expenses
Office and miscellaneous – secretarial services	12,126	5,561
Rent	27,424	24,423
Salaries, wages and benefits	24,737	40,152
Stock-based compensation	9,135	2,420
	73,422	72,556
Key management compensation
Consulting fees	437,431	109,193
Management fees	90,005	46,508
Salaries, wages and benefits	28,513	72,001
Stock-based compensation	10,906	-
	566,855	227,702

	$640,277	$563,903

These transactions were measured by the amounts agreed upon by the related parties.

Note 8	Related Party Transactions – (cont’d)

Included in prepaid expenses at December 31, 2012 is $Nil (2011: $2,091) of prepaid rent paid to a company with a common director.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Stated in US Dollars) – Page 14

Included in loans payable at December 31, 2012 is $40,500 (2011: $204,035) owing to a director.

1,240,000 of the Company’s private placement units issued in the year of 2012 were issued to officers and directors of the Company (2011 – nil).

Note 9	Corporation Income Tax Losses

The total income tax recovery varies from the amounts that would be computed by applying the statutory income tax rate to loss before income taxes as follows:

	2012	2011
Income (losses) before income taxes	$(1,345,900)	$(1,033,000)
Statutory rates	25.00%	27.00%
Expected income tax (recovery)	$(336,000)	$(279,000)
Foreign income taxes at other than Canadian statutory rate	(36,000)	(53,000)
Change in statutory rates	-	(672,000)
Permanent differences	16,000	43,000
Change in foreign exchange rate	(26,000)	(13,000)
Change in valuation allowance	382,000	974,000
	$-	$-

Deferred tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Note 9	Corporation Income Tax Losses – (cont’d)

Significant components of the Company’s deferred tax assets, after applying enacted corporate income tax rates, are as follows:

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Stated in US Dollars) – Page 15

	2012	2011
Deferred income tax assets
Non-capital and net operating losses	$5,546,000	$5,090,000
Capital losses	571,000	559,000
Mineral properties	4,000	4,000
Share issue costs	6,000	7,000
Non-deductible accruals	11,000	11,000
Non-deductible interest	631,000	631,000

	6,769,000	6,302,000
Less: valuation allowance	(6,769,000)	(6,302,000)

	$-	$-

The Company recorded a valuation allowance against its deferred income tax assets based on the extent to which it is more likely than not that sufficient taxable income will be realized during the carry forward periods to utilize all the deferred tax assets.

The Company has non-capital losses available to reduce taxable income in Canada and in USA and expire in stages through 2032 as follows:

	Canada (CDN)	USA
2018	$-	$480,000
2019	-	1,516,000
2020	-	2,034,000
2021	-	2,366,000
2022	-	1,037,000
2023	-	871,000
2024	-	779,000
2025	-	716,000
2026	258,000	530,000
2027	308,000	595,000
2028	396,000	433,000
2029	589,000	587,000
2030	467,000	628,000
2031	161,000	668,000
2032	904,000	360,000
	$3,083,000	$13,600,000

At December 31, 2012, the Company has accumulated capital losses of approximately CDN $4,545,000 in Canada that may be carried forward indefinitely to reduce future years’ capital gains.

Note 10	Segmented Information and Economic Dependence

The Company’s principal business location and operations are in Hayward, California in the United States of America. During the year ended December 31, 2012, the Company was economically dependent on one (2011: three) customers who each accounted for more than 10% of sales and in aggregate accounted for 29% (2011: 52%) of sales.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Stated in US Dollars) – Page 16

The Company’s sales revenues are allocated to geographic segments for the years ended December 31, 2012 and 2011 as follows:

Revenues	2012	2011

United States of America	$106,123	$125,649
Europe	10,899	19,538
Asia	11,670	13,355
Other	1,901	10,743

	$130,593	$169,285

Net losses	2012	2011
Canada	$985,458	$364,632
United States of America	360,453	668,324
	$1,345,911	$1,032,956

	2012	2011
Total Assets

Canada	$34,896	$25,837
United States of America	68,119	122,404

	$103,105	$148,241

Note 11	Financial Instruments

Financial instruments issued by the Company are treated as equity only to the extent that they do not meet the definition of a financial liability. The Company’s common shares are classified as equity instruments.

Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Note 11	Financial Instruments – (cont’d)

The Company classifies and measures its financial instruments as follows:

•	Cash is classified as “held-for-trading”. It is measured at fair value and changes in fair value are recognized in the statements of operations.

•	Accounts receivables are classified as loans and receivables. Their fair value approximates their carrying value due to their short term nature.

•
Accounts payable and accrued liabilities, loans payable and due to related parties are classified as other financial liabilities and are measured at fair value at inception. Accounts payable and accrued liabilities, loans payable and due to related parties’ carrying amounts approximate their fair values due to their short term nature.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Stated in US Dollars) – Page 17

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

a)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent losses.

b)	Liquidity Risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they become due. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. The Company may seek additional financing through equity offerings and advances from related parties, but there can be no assurance that such financing will be available on terms acceptable to the Company.

c)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The company is exposed to risks associated with the effects of fluctuations in the prevailing levels of market interest rates.

d)	Foreign Currency Risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The majority of the Company’s operations are carried out in the United States of America, however the majority of financing is carried out in Canada. The parent company’s operations are in Canada and operate in Canadian dollars. As at December 31, 2012, the Company has Canadian dollars cash of $16,575 (2011: $7,564), accounts payable of $251,924 (2011: $242,727), loans payable of $45,500 (2011: $250,500), due to related parties of $454,589 (2011: $119,185). These factors expose the Company to foreign currency exchange rate risk, which could have a material adverse effect on the profitability of the Company. The Company currently does not plan to enter into foreign currency future contracts to mitigate this risk.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Stated in US Dollars) – Page 18

Note 12	Management of Capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern to pursue the development of fiber optics business and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. In the management of capital, the Company includes the components of shareholders’ equity, as well as cash.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash.

The Company is dependent on the capital markets as its main source of operating capital and the Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support.

The Company is not subject to any external capital requirements.

The Company’s capital, as defined above, is $(709,510) (2011 - $(793,568)) and increased by $84,058 in the fiscal year 2012 (2011 – decrease of $627,993).

Note 13	Contingency

The Company is required to file certain foreign reporting information tax returns, and may be exposed to interest and penalties, estimated by management to be $119,000. Management believes it is unlikely that any interest and penalties would be assessed once the Company files the forms to comply with the filing requirement, and accordingly has not accrued any amounts in the financial statements.

Note 14	Subsequent Events

Subsequent to December 31, 2012:

The Company granted 735,000 share purchase options to at a price of CDN$0.13 per share expiring on January 7, 2018.

The Company granted 600,000 share purchase options to at a price of CDN$0.13 per share expiring on May 14, 2018.

The Company issued 20,175,000 common shares pursuant to the private placement of 20,175,000 units at CDN$0.10 per unit for gross proceeds of $1,953,554. Each unit was comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder thereof the right to purchase one common share at CDN$0.20 per share for a period of three years. The Company issued 699,000 finders’ units with same terms as that of the private placement noted above.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Stated in US Dollars) – Page 19

Note 14	Subsequent Events – (cont’d)

The Company issued 725,000 common shares pursuant to the exercise of stock options at a price of CDN$0.10 per share.

The Company granted 350,000 share purchase options to at a price of CDN$0.10 per share expiring on January 23, 2016.

The Company granted 400,000 share purchase options to at a price of CDN$0.10 per share expiring on February 3, 2019.

By an agreement dated February 14, 2014, effectively approved on February 24, 2014 by the TSX Venture Exchange, the Company acquired 100% of the business and all the assets of Videoware Inc (‘Videoware’); a wholly owned subsidiary of ViewCast.com Inc. located in Grapevine, Texas in consideration for $1,100,000 cash and the assumption of debt as follows:

•	$500,000 of the purchase price at the time of closing
•	Issuance of $600,000 non-interest bearing promissory note

The transaction will be accounted for using the purchase method of accounting as an acquisition of assets by the Company. The allocation of the purchase price is based on the assets acquired measured at the fair value at the date of the acquisition. The allocation of the purchase price to the assets acquired is as follows:

Accounts Receivables	$300,675
Inventories	758,283
Machinery and Equipment	80,700
Intangible Property	100,000

1,239,658
Assumption of liabilities	(139,658)

Fair value of assets acquired	$1,100,000

Consideration paid:
Cash	$500,000
Promissory Note	600,000

$1,100,000

In addition to the Company will pay a royalty of 7% of the gross sales of product lines acquired to Videoware for a period of five years commencing on July 1, 2014 with a maximum paid royalty of $1,750,000.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Stated in US Dollars) – Page 20

Note 14	Subsequent Events – (cont’d)

The Company issued 5,280,000 common shares pursuant to the private placement of 5,280,000 units at CDN$0.10 per unit for gross proceeds of $471,428. Each unit was comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder thereof the right to purchase one common share at CDN$0.20 per share for a period of three years. The Company issued 497,000 finders’ units with same terms as that of the private placement noted above.

The Company issued $354,464 (CDN$397,000) convertible debentures bearing interest at a rate of 12% per annum, due March 20, 2017. The debentures are convertible at a rate of 20% of the principal amount outstanding into units consisting of one common share and one share purchase warrant. Each share purchase warrant entitles the holder thereof the right to purchase one common share at CDN$0.20 per share for a period of three years.

Note 15	Comparative Figures

Certain of the comparative figures have been restated to conform with the presentation adopted in the current year.

VALDOR TECHNOLOGY INTERNATIONAL INC.	Schedule I
CONSOLIDATED SCHEDULE OF ADMINISTRATIVE AND GENERAL EXPENSES
for the years ended December 31, 2012 and 2011
(Stated in US Dollars)

	2012	2011

Consulting fees – Note 8	$584,430	$388,059
Entertainment and travel	44,810	57,527
Investor relations	12,550	45,497
Legal and accounting fees	74,152	59,546
Insurance, licenses and permits	1,267	3,382
Management fees – Note 8	90,005	46,508
Office and miscellaneous – Note 8	55,263	46,790
Rent – Note 8	64,065	61,250
Repairs and maintenance	4,455	8,240
Salaries, wages and benefits – Note 8	171,290	255,424
Stock exchange filing fees	22,828	11,208
Telephone and utilities	22,554	16,651
Transfer agent fees	10,551	10,927

	$1,158,220	$1,011,009

VALDOR TECHNOLOGY INTERNATIONAL INC.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

(Stated in US Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
Valdor Technology International Inc.

I have audited the accompanying consolidated financial statements of Valdor Technology International Inc., which comprise the consolidated statements of financial position as at December 31, 2011 and 2010 and the consolidated statements of operations and comprehensive loss, the consolidated statements of changes in shareholders’ deficiency and the consolidated statements of cash flows for the years ended December 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years ended December 31, 2011 and 2010 in conformity International Financial Reporting Standards.

The accompanying consolidated financial statements have been prepared using International Financial Reporting Standards assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred losses since inception and has not yet developed self-sustaining operations, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to their planned financing and other matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

May 2, 2012	“I. Vellmer Inc.”
Vancouver, Canada	Chartered Accountant

VALDOR TECHNOLOGY INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
December 31, 2011 and 2010 and January 1, 2010
(Stated in US Dollars)

		(Note 5)	(Note 5)
	December 31,	December 31,	January 1,
	2011	2010	2010
ASSETS
Current
Cash	$9,568	$358,916	$103,843
Accounts receivable	32,645	29,742	48,544
Inventories	81,564	56,599	44,514
Prepaid expenses – Note 10	24,464	15,417	10,697

	148,241	460,674	207,598
Equipment	-	-	457

Total Assets	$148,241	$460,674	$208,055

LIABILITIES
Current
Accounts payable and accrued liabilities	$456,186	$322,361	$609,064
Promissory note payable – Note 6	-	540,070	531,996
Loans payable – Notes 7 and 10	246,317	-	-
Due to related parties – Note 8	248,873	122,734	17,673

Total Liabilities	951,377	985,165	1,158,733

SHAREHOLDERS’ DEFICIENCY

Share capital – Note 9	16,491,101	15,936,338	14,850,523
Share subscriptions (receivable) received – Note 9	915	(125)	(371,573)
Contributed surplus	3,103,284	2,924,403	2,772,596
Accumulated other comprehensive income (loss)	(9,704)	(29,331)	(60,218)
Deficit	(19,863,201)	(18,870,345)	(17,694,252)

Attributable to parent	(277,605)	(39,060)	(502,924)
Attributable to non-controlling interest	(525,531)	(485,431)	(447,754)

Total Shareholders’ Deficiency	(803,136)	(524,491)	(950,678)

Total Liabilities and Shareholders’ Deficiency	$148,241	$460,674	$208,055

Nature of Operations – Note 1
Commitment – Note 9
Contingency – Note 15
Subsequent Events – Note 16

APPROVED BY THE DIRECTORS:

“Michel Rondeau”	Director	“Brian Findlay”	Director
Michel Rondeau		Brian Findlay

SEE ACCOMPANYING NOTES

VALDOR TECHNOLOGY INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
for the years ended December 31, 2011 and 2010
(Stated in US Dollars)

		(Note 5)
	2011	2010
Revenue – Note 12	$169,285	$239,600
Direct expenses – Note 10	175,760	177,105

Gross profit (loss)	(6,475)	62,495

Expenses
Administration and general – Schedule 1	924,385	794,329
Marketing	129,943	66,276
Research and development – Note 10	291,337	321,405
Interest	64,587	55,439
Depreciation of equipment	-	457
Stock-based compensation – Note 9 and 10	203,040	156,332

	1,613,292	1,394,238

Loss before other items	(1,619,767)	(1,331,743)
Write-off of promissory note payable – Note 6	586,811	-
Write-off of accounts payable	-	117,973

Net loss for the year	(1,032,956)	(1,213,770)

Other Comprehensive (Loss) Income
Exchange differences on translating into functional currency	19,627	30,887
Total comprehensive loss for the year	$(1,013,329)	$(1,182,883)

Net loss attributable to non-controlling interest	(40,100)	(37,677)
Net loss attributable to parent	(992,856)	(1,176,093)

Net loss for the year	$(1,032,956)	$(1,213,770)

Total comprehensive loss attributable to non-controlling interest	(40,100)	(37,677)
Total comprehensive loss attributable to parent	(973,229)	(1,145,206)

Total comprehensive loss for the year	$(1,013,329)	$(1,182,883)

Basic and diluted loss per share	$(0.02)	$(0.04)

Weighted average number of shares outstanding	42,392,453	33,032,625

SEE ACCOMPANYING NOTES

VALDOR TECHNOLOGY INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2011 and 2010
(Stated in US Dollars)

		(Note 5)
	2011	2010

Operating Activities
Net loss from operations	$(1,032,956)	$(1,213,770)
Charges to income not affecting cash:
Depreciation of equipment	-	457
Write-off of promissory note payable	(586,811)	-
Gain from write-off of accounts payable	-	(117,973)
Unrealized foreign exchange	9,794	51,435
Non-cash compensation charge	203,040	156,332

	(1,406,934)	(1,123,519)
Changes in non-cash working capital balances related to operations:
Accounts receivable	(2,727)	18,421
Inventories	(24,965)	(12,085)
Prepaid expenses	(9,070)	(4,847)
Accounts payable and accrued liabilities	139,339	(174,592)

	(1,304,357)	(1,296,622)
Financing Activities
Increase in due to related parties	129,446	105,061
Increase (decrease) in promissory note payable	35,258	(12,219)
Increase in loans payable	253,268	-
Proceeds from issuance of common shares	530,605	1,081,290
Share subscriptions	1,040	371,448

	949,618	1,545,580

Effect of unrealized foreign exchange gain or loss on cash	5,392	6,115

Increase (decrease) in cash during the period	(349,347)	255,073

Cash, beginning of the period	358,916	103,843

Cash, end of the period	$9,568	$358,916

Supplementary disclosure of cash flow information
Cash paid for:
Interest	$-	$-

Income taxes	$-	$-

SEE ACCOMPANYING NOTES

VALDOR TECHNOLOGY INTERNATIONAL INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ DEFICIENCY
for the years ended December 31, 2011 and 2010
(Stated in US Dollars)

					Accumulated
	Common Stock		Common		Other		Non-
	Issued		Stock	Contributed	Comprehensive		Controlling
	Shares	Amount	Subscriptions	Surplus	Income (loss)	Deficit	Interest	Total

Balance, January 1, 2010	31,160,220	$14,850,523	$(371,573)	$2,772,596	$(60,218)	$(17,694,252)	$(447,754)	$(950,678)
Shares issued for cash:
On exercise of share purchase options
– at CND$0.20	25,000	4,805	-	-	-	-	-	4,805
On exercise of share purchase warrants
– at CND$0.125	8,730,000	1,076,610	(125)	-	-	-	-	1,076,485
Fair value of options exercised	-	4,525	-	(4,525)	-	-	-	-
Fair market value of stock based compensation	-	-	-	156,332	-	-	-	156,332
Share subscriptions received	-	-	371,573	-	-	-	-	371,573
Exchange differences on translating foreign operation	-	-	-	-	30,887	-	-	30,887
Net loss for the year	-	-	-	-	-	(1,176,093)	(37,677)	(1,213,770)
Balance, December 31, 2010	39,915,220	15,936,338	(125)	2,924,403	(29,331)	(18,870,345)	(485,431)	(524,491)
Shares issued for cash:
On exercise of share purchase warrants
– at CND$0.125	3,950,000	509,430	-	-	-	-	-	509,430
On exercise of share purchase options
– at CND$0.10	12,500	1,312	-	-	-	-	-	1,312
– at CND$0.15	50,000	7,874	-	-	-	-	-	7,874
– at CND$0.17	69,000	11,988	-	-	-	-	-	11,988
Fair value of options exercised	-	24,159	-	(24,159)	-	-	-	-
Fair market value of stock based compensation	-	-	-	203,040	-	-	-	203,040
Share subscriptions received	-	-	1,040	-	-	-	-	1,040
Exchange differences on translating foreign operation	-	-	-	-	19,627	-	-	19,627
Net loss for the year	-	-	-	-	-	(992,856)	(40,100)	(1,032,956)

Balance, December 31, 2011	43,996,720	$16,491,101	$915	$3,103,284	$(9,704)	$(19,863,201)	$(525,531)	$(803,136)

SEE ACCOMPANYING NOTES

VALDOR TECHNOLOGY INTERNATIONAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Stated in US Dollars)

Note 1	Nature of Operations

The Company was incorporated under the British Columbia Company Act on March 19, 1984 and is publicly traded on the TSX Venture Exchange. During the year ended December 31, 2011, the Company’s principal business was developing, manufacturing and marketing of fiber optic products.

The address of the Company’s corporate office is 480 - 789 West Pender Street, Vancouver, BC V6C 1H2 and the principal place of business is 3116 Diablo, Hayward, California 94545.

Note 2	Basis of Preparation

a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This is the first time the Company has prepared its financial statements in accordance with IFRS, having previously prepared its financial statements in accordance with pre-changeover Canadian Generally Accepted Accounting Principles (“pre-changeover Canadian GAAP”).

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 5, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010. Subject to certain transition elections disclosed in Note 5, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Comparative figures for 2010 in these financial statements have been restated to give effect to these changes.

The consolidated financial statements were authorized for issue by the Board of Directors on May 2, 2012.

b)	Going Concern of Operations

The Company has incurred a net loss of $1,032,956 during the year ended December 31, 2011 and, as of that date the Company’s accumulated deficit was $19,863,201. The financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Stated in US Dollars) – Page 2

Note 2	Basis of Preparation – (cont’d)

c)	Basis of Measurement

The preparation of financial statements in compliance with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. See Note 4 for use of estimates and judgements made by management in the application of IFRS.

The consolidated financial statements have been prepared on a historical cost basis.

The financial statements have been presented in US dollars.

Note 3	Summary of Significant Accounting Policies

The significant accounting policies set out below have been applied consistently in all material respects to all years presented in these financial statements and in preparing the opening IFRS Statement of Financial Position at January 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated.

a)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and the accounts of the following companies which the Company has control:

	State of	Percentage Held
Company	Incorporation	2011	2010

Fiberlight Optics, Inc.	Delaware	94%	94%
Valdor Fiber Optics, Inc.	Delaware	94%	94%

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. All significant inter-company transactions and balances have been eliminated.

b)	Cash Equivalents

The Company considers all highly liquid instruments which are readily convertible into cash with maturities of three months or less when purchased to be cash equivalents. As at December 31, 2011, 2010 and January 1, 2010, the Company did not hold any cash equivalents.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Stated in US Dollars) – Page 3

Note 3	Summary of Significant Accounting Policies – (cont’d)

c)	Inventory

The Company’s inventory consists of fiber optic parts inventory. Inventory is valued at the lower of cost or net realizable value. Cost is determined using the first-in-first-out method and includes the cost of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

d)	Equipment

Recognition and Measurement

On initial recognition, equipment is recorded at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses.

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Subsequent Costs

The cost of replacing part of an item of equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of equipment is recognized in profit or loss as incurred.

Major Maintenance and Repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to profit or loss during the financial year in which they are incurred.

Gains and Losses

Gains and losses on disposal of an item of equipment is determined by comparing the proceeds from disposal with the carrying amount, and is recognized net within other income in profit or loss.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Stated in US Dollars) – Page 4

Note 3	Summary of Significant Accounting Policies – (cont’d)

e)	Depreciation

Depreciation is recognized in profit or loss and is provided on a straight-line basis over the estimated useful life of the asset as follows:

Furniture and equipment	5-10 years
Machinery and equipment	5-10 years

Depreciation methods, useful lives and residual values are reviewed at each financial year- end and adjusted if appropriate.

e)	Foreign Currency Translation

The Company’s functional currency is the Canadian dollar as it is the currency in which the majority of the funding is obtained to continue operations and uses US dollar as its reporting currency. The functional currency of the subsidiary is US dollars as it is the currency in which the majority of its sales and expenses are incurred.

Monetary assets and liabilities of a company that are denominated in a currency other than the functional currency are translated at the exchange rate in effect at the period end. Revenue and expense items are translated at the average rates of exchange prevailing during the year. Gains or losses from translation are recognized in profit or loss in the period in which they occur.

The financial results and position of foreign operations whose functional currency is different from the Company’s presentation currency is translated as follows:

assets and liabilities are translated at period-end exchange rates prevailing at that reporting date; and

income and expenses are translated at average exchange rates for the period.

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve on the statement of operations and comprehensive loss/income.

f)	Basic and Diluted Loss per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive. Basic and diluted loss per share are the same for the years presented.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Stated in US Dollars) – Page 5

Note 3	Summary of Significant Accounting Policies – (cont’d)

g)	Income Taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of operations except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case the income tax is also recognized directly in equity or other comprehensive loss/income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized in respect of all qualifying temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, except for taxable temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting year the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Deferred income tax assets and liabilities are presented as non-current.

h)	Revenue Recognition

The Company recognizes revenue from the sale of fiber optic products upon shipment and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Stated in US Dollars) – Page 6

Note 3	Summary of Significant Accounting Policies – (cont’d)

i)	Share Capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, and flow-through shares are classified as equity instruments. The Company’s warrants are classified as equity when a fixed amount of warrants are issuable for a fixed amount of cash.

The Company follows the residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component. The fair value of the common shares issued in the private placement was determined to be the more easily measurable component and were valued at their fair value on the announcement date and the balance, if any, is allocated to the attached warrants.

The proceeds from the exercise of stock options, share purchase warrants and escrow shares are recorded as share capital in the amount for which the stock options, share purchase warrants or escrow shares enabled the holder to purchase a share in the Company.

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issue costs incurred in advance of share subscriptions are recorded as non-current deferred charges. Share issue costs related to uncompleted share subscriptions are charged to operations.

j)	Share-based Payments

Equity-settled share based payments for directors, officers and employees are measured at fair value at the date of grant and recorded as compensation expense in the financial statements. The fair value determined at the grant date of the equity-settled share based payments is expensed on a graded vesting basis over the vesting period based on the Company’s estimate of shares that will eventually vest on a tranche by tranche basis. Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of operations over the remaining vesting period.

Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Stated in US Dollars) – Page 7

Note 3	Summary of Significant Accounting Policies – (cont’d)

j)	Share-based Payments – (cont’d)

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a Black-Scholes valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share based payments are reflected in contributed surplus, until exercised. Upon exercise shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital along with any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

k)	Financial Instruments

Financial assets and liabilities are recognized when the company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the company has transferred substantially all risks and rewards of ownership. Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the company classifies its financial assets in the following categories depending on the purpose for which the instruments were acquired.

Financial assets are classified into one of four categories: Financial assets at fair value through profit or loss (“FVTPL”), Held-to-maturity investments, available for sale (“AFS”) financial assets and loans and receivables.

The Company has classified cash and cash equivalents and accounts receivable as loans and receivables.

At each reporting date, the company assesses whether there is objective evidence that a financial asset is impaired. Financial assets are impaired when one or more events that occurred after the initial recognition of the financial asset have been impacted.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Stated in US Dollars) – Page 8

Note 3	Summary of Significant Accounting Policies – (cont’d)

k)	Financial Instruments – (cont’d)

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of all financial assets, excluding trade receivables, is directly reduced by the impairment loss. The carrying amount of trade receivable is reduced through the use of an allowance. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

Impairment losses on loans and receivables carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at FVTPL, or other financial liabilities, as appropriate.

The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value.

The Company’s financial liabilities include accounts payables and accrued liabilities, due to related parties, loans payable and promissory notes. Subsequent to initial recognition, accounts payable and accrued financial liabilities are measured at amortized cost using the effective interest method.

l)	Future Accounting Pronouncements

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”), was issued in November 2009. It addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends, to the extent not clearly representing a return of investment, are recognized in profit or loss; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Stated in US Dollars) – Page 9

Note 3	Summary of Significant Accounting Policies – (cont’d)

l)	Future Accounting Pronouncements – (cont’d)

The following new standards, amendments and interpretations that have not been early adopted in these interim financial statements will not have an effect on the Company’s future results and financial position:

IFRS 1:	Severe Hyperinflation (Effective for periods beginning on or after July 1, 2011)
IFRS 10:

Establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities (Effective for annual periods beginning on or after January 1, 2013)

IFRS 11:	Establishes principles for financial reporting by parties to a joint arrangement (Effective for annual periods beginning on or after January 1, 2013)
IFRS 12:	Applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity(Effective for annual periods beginning on or after January 1, 2013)
IFRS 13:	Defines fair value, sets out in a single IFRS framework for measuring value and requires disclosures about fair value measurements (Effective for annual periods beginning on or after January 1, 2013)
IAS 12:	Deferred Tax: Recovery of Underlying Assets (Amendments to IAS 12 (Effective for periods beginning on or after January 1, 2012)
IAS 27:

Contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements (Effective for periods beginning on or after January 1, 2013)

IAS 28:	Sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures (Effective for periods beginning on or after January 1, 2013)

Amendments to IFRS 9 Financial Instruments (Effective for periods beginning on or after January 1, 2013)

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Stated in US Dollars) – Page 10

Note 4	Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

a)	Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 9.

b)	Income taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

c)	Functional currency

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent and the US dollar is the functional currency of the subsidiary, management considered the currency that mainly influences the costs of providing goods and services in each jurisdiction in which the Company operates.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Stated in US Dollars) – Page 11

Note 5	Transition to IFRS

As stated in note 2, the Company’s financial statements for the year ended December 31, 2011 are the first annual financial statements prepared in accordance with IFRS. IFRS 1, First Time Adoption of International Financial Reporting Standards (“IFRS 1”), requires that comparative financial information be provided. As a result, the first time at which the Company has applied IFRS was January 1, 2010 (the “Transition Date”). IFRS 1 requires first time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be December 31, 2011. Therefore, the financial statements for the year-ended December 31, 2011, the comparative information presented in these financial statements for the year-ended December 31, 2010 and the opening IFRS statement of financial position at January 1, 2010 are prepared in accordance with IFRS standards effective at the reporting date. However, IFRS 1 also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters. Prior to transition to IFRS, the Company prepared its financial statements in accordance with pre-changeover Canadian Generally Accepted Accounting Principles (“pre-changeover Canadian GAAP”).

In preparing the Company’s opening IFRS financial statements, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with pre-changeover Canadian GAAP.

An explanation of how the transition from pre-changeover Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following notes and tables:

a)	Elected exemptions from full retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”), the Company has applied an optional exemption from full retrospective application of IFRS. The optional exemption applied is described below.

Share-based payment transactions

The Company has elected not to retrospectively apply IFRS 2 to equity instruments that were granted and that vest before the transition date. As a result of applying this exemption, the Company will apply the provision of IFRS 2 to all outstanding equity instruments that are unvested at the date of transition to IFRS.

Cumulative translation differences

The Company has elected not to retrospectively apply IAS 21, The Effects of Changes in Foreign Exchange Rates, to cumulative translation differences that existed prior to its Transition Date and as such has reset translation differences to zero. Gain or loss on subsequent disposal of a foreign operation will only include foreign exchange differences that arose after the transition.

Business Combinations

The Company has elected not to retrospectively apply IFRS 3, Business Combinations, to any business combinations that may have occurred prior to its Transition Date and such business combinations have not been restated.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Stated in US Dollars) – Page 12

Note 5	Transition to IFRS – (cont’d)

b)	Mandatory exceptions to retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1, the Company has applied a mandatory exception from full retrospective application of IFRS. The mandatory exception applied from full retrospective application of IFRS is described below.

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of January 1, 2010 and December 31, 2010 are consistent with its Canadian GAAP estimates for the same dates.

c)	Reconciliation of equity as reported under Canadian GAAP and IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, some differences exist in certain matters of recognition, measurement and disclosure. The adoption of IFRS has resulted in reclassifications in the Company’s reported financial position as at January 1, 2010 and December 31, 2010. In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP statement of operations and comprehensive income for December 31, 2010 has been reconciled to IFRS, with the resulting differences explained, below. However, as there have been no material adjustments to the cash flows, no reconciliations of the statements of cash flows have been prepared.

The following is a reconciliation of the Company’s shareholders’ equity reported in accordance with Canadian GAAP to its shareholders’ deficiency in accordance with IFRS at the transition date:

	January 1, 2010
	Canadian
	GAAP balance	IFRS	IFRS
		Adjustment	balance

Share capital	$14,850,523	$-	$14,850,523
Share subscriptions receivable	(371,573)	-	(371,573)
Contributed surplus	2,800,970	(28,374)	2,772,596
Accumulated other
comprehensive income (loss)	-	(60,218)	(60,218)
Deficit	(18,230,598)	88,592	(18,142,006)

Attributable to parent	-	(502,924)	(502,924)
Attributable to non-controlling
interest	-	(447,754)	(447,754)

Total Shareholders’ Equity	$(950,678)	$-	$(950,678)

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Stated in US Dollars) – Page 13

Note 5	Transition to IFRS – (cont’d)

c)	Reconciliation of equity as reported under Canadian GAAP and IFRS – (cont’d)

The following is a reconciliation of the Company’s shareholders’ equity reported in accordance with Canadian GAAP to its shareholders’ deficiency in accordance with IFRS at December 31, 2010:

	December 31, 2010
	Canadian
	GAAP balance	IFRS	IFRS
		Adjustment	balance

Share capital	$15,936,338	$-	$15,936,338
Share subscriptions receivable	(125)	-	(125)
Contributed surplus	3,019,776	(95,373)	2,924,403
Accumulated other comprehensive income (loss)	-	(29,331)	(29,331)
Deficit	(19,480,480)	124,704	(19,355,776)

Attributable to parent	-	(39,060)	(39,060)
Attributable to non-controlling interest	-	(485,431)	(485,431)

	$(524,491)	$-	$(524,491)

d)	Reconciliation of net loss and comprehensive loss as reported under Canadian GAAP and IFRS

The following is a reconciliation of the Company’s net loss and comprehensive loss reported in accordance with Canadian GAAP to its net loss and comprehensive loss in accordance with IFRS for the year ended December 31, 2010.

As reported under Canadian GAAP	$(1,249,882)
IFRS adjustment (increase) decrease
Stock based compensation	66,999
Foreign exchange	(30,887)

Loss from operations under IFRS	(1,213,770)

Other comprehensive loss
IFRS adjustment
Exchange differences on translating foreign operation	30,887

Total Comprehensive loss from operations under IFRS	$(1,182,883)

Net loss and comprehensive loss attributable to non-controlling interest reported under Canadian GAAP	$-
IFRS adjustment to presentation
Net loss and comprehensive loss attributable to non-controlling interest	(37,677)

Net loss and comprehensive loss attributable to non-controlling interest as presented under IFRS	$(37,677)

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Stated in US Dollars) – Page 14

Note 5	Transition to IFRS – (cont’d)

d)	Reconciliation of net loss as reported under Canadian GAAP and IFRS – (cont’d)

Notes to IFRS adjustments

Stock based compensation

Pre-changeover Canadian GAAP allows the Company to calculate the fair value of the stock-based compensation on all awards granted and recognizes the expense from the date of grant over the vesting period using the graded vesting methodology. The Company determines the fair value of stock options granted using the Black-Scholes option pricing model. Forfeitures can be recorded when they occur or based on an expected rate.

IFRS 2 requires each tranche in an award with graded vesting to be considered a separate grant with a different vesting date and fair value and requires that forfeitures be estimated at the time of grant to eliminate distortion of remuneration expense recognized during the vesting period.

The Company uses the graded vesting method, but under pre-changeover Canadian GAAP determined forfeitures when they occured instead of anticipated forfeiture rate at the time of the grant. Based on an estimated forfeiture rate of 30%, contributed surplus and the deficit was reduced at the date of transition of $28,374 and decrease general and administrative expenses by $66,999 for the year ended December 31, 2010.

Exchange differences on presentation currency

IFRS requires that the functional currency of each entity in the Company be determined separately in accordance with the indicators as per IAS 21 “The Effects of Changes in Foreign Exchange Rates” and should be measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).

The consolidated financial statements are presented in US dollars which is the same as the functional currency of the subsidiary. The functional currency of the parent company is in Canadian dollars.

Under IFRS, the results and financial position of all the Company entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

assets and liabilities are translated at period-end exchange rates prevailing at that reporting date;

income and expenses are translated at average exchange rates for the period; and

exchange differences arising on translation of foreign operations are transferred directly to the Company’s foreign currency translation reserve in the statement of comprehensive income and are recognized in the profit or loss in the period in which the operation is disposed.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Stated in US Dollars) – Page 15

Note 5	Transition to IFRS – (cont’d)

d)	Reconciliation of net loss as reported under Canadian GAAP and IFRS – (cont’d)

Notes to IFRS adjustments – (cont’d)

Exchange differences on presentation currency – (cont’d)

Under Canadian GAAP integrated foreign operation are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date and non-monetary items are translated at the historical exchange rate. Income and expenses items are translated at rates approximating those in effect at the time of the transaction. Translation gains and losses are reflected in the earnings (loss) for the year.

As a result of the change in exchange rate to the prevailing rate at the Transition date (January 1, 2010) deficit decreased by $60,218 with a corresponding decrease in accumulated other comprehensive income of $60,218.

As a result of the change in exchange rate to the prevailing rate at the reporting date (December 31, 2010) deficit decreased by $29,331 with a corresponding decrease in accumulated other comprehensive income of $29,331.

Non-controlling interest

Under pre-changeover Canadian GAAP, non-controlling interest is not required to be presented on the statement of financial position when the non-controlling interest is in a deficit balance and the profit or loss of attributable to each component is not required to be presented on the statement of operations to the extent the allocation of losses creates or increases a deficit balance for non-controlling interest.

Under IFRS, profit or loss and each component of other comprehensive income or loss attributable to the non-controlling interest is required to be presented separately in the statement of operations and comprehensive income/loss and losses are allocated to the non-controlling interest even if the losses exceed the equity attributable to the non- controlling interest. Non-controlling interest, even when in a net deficit balance, is required to be presented separately in the consolidated statement of financial position, within equity, separate from the equity of the owners of the parent.

As a result of this difference, at January 1, 2010, an amount of $447,754 has been presented as the net deficit attributable to the non-controlling interest on the statement of financial position at the Transition date. At December 31, 2010, an amount of $485,431 has been presented as the net deficit attributable to the non-controlling interest on the statement of financial position. During the year ended December 31, 2010, net loss and net loss and comprehensive loss of $37,677 has been attributed to non-controlling interest and is displayed separately in the statement of operations and comprehensive income under IFRS.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Stated in US Dollars) – Page 16

Note 6	Promissory Notes Payable

2011	2010

Promissory note payable in Euros (€152,449) to a former director of the Company, bearing interest at 10% per annum, unsecured and due on demand, includes accrued interest payable of $nil (€299,655) (2010: $339,053 (€257,135)). During the year the company wrote-off the promissory note payable and accrued interest for a total amount of $586,811.

$-	$540,070

Note 7	Loans Payable

The loans payable are non-interest bearing, unsecured and due on demand.

Note 8	Due to and from Related Parties

Due to and from related parties, representing amounts due to and from directors and officers of the Company and companies with common directors, are non-interest bearing, unsecured and are due on demand.

Note 9	Share Capital

a)	Authorized:

Unlimited common shares without par value Unlimited preferred shares

b)	Commitments

Stock-Based Compensation Plan

The Company has established a formal stock option plan in accordance with the policies of the TSX-V under which it is authorized to grant options up to a maximum of 20% of the issued and outstanding common shares to officers, directors, employees and consultants. The exercise price of each option is not less than the market price of the Company’s stock on the trading day immediately before the date of grant, subject to a minimum of CDN $0.10 per common share. No option will be exercisable until it has vested. Options vest at 25% on a quarterly basis unless specified by the board. The options are for a maximum term of five years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price in accordance with the stock option plan.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Stated in US Dollars) – Page 17

Note 9	Share Capital – (cont’d)

b)	Commitments - (cont’d)

Stock-Based Compensation Plan – (cont’d)

A summary of the status of the stock option plan as of December 31, 2011 and 2010 and changes during the years then ended on those dates is presented below:

	2011		2010
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding at the beginning of the period	4,750,000	CDN$0.15	3,510,000	CDN$0.14
Granted	1,515,000	CDN$0.17	1,590,000	CDN$0.16
Exercised	(131,500)	CDN$0.16	(25,000)	CDN$0.20
Expired/Forfeited	-	-	(325,000)	CDN$0.14

Options outstanding at end of the period	6,133,500	CDN$0.15	4,750,000	CDN$0.15

Options exercisable at end of the period	4,924,750		3,420,000

At December 31, 2011, the Company has 6,133,500 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Exercise
Number	Price	Expiry Date

1,945,000	CDN $0.10	August 1, 2013
127,500	CDN $0.15	April 30, 2014
250,000	CDN $0.20	August 10, 2014
575,000	CDN $0.20	August 28, 2014
100,000	CDN $0.20	October 28, 2014
100,000	CDN $0.25	December 16, 2014
400,000	CDN $0.17	May 14, 2012
31,000	CDN $0.17	May 14, 2015
1,090,000	CDN $0.16	December 8, 2015
800,000	CDN $0.18	March 16, 2016
715,000	CDN $0.15	October 6, 2016

6,133,500

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Stated in US Dollars) – Page 18

Note 9	Share Capital – (cont’d)

b)	Commitments - (cont’d)

Stock-Based Compensation Plan – (cont’d)

As of December 31, 2011, the 6,133,500 share purchase options outstanding have a weighted average remaining contractual life of 2.85 years.

Stock-based compensation charges are expensed for stock options granted and vested with a corresponding increase to contributed surplus. Upon exercise of stock options, consideration paid on the exercise of stock options and purchase of stock is credited to share capital.

During the year ended December 31, 2011, the Company recorded stock-based compensation expense of $203,040 (2010: $156,332) on revaluation of stock options as of the reporting period and for stock options vested during the period. The fair value of share purchase options granted was estimated on the grant date for options granted to employees and each vesting date for options granted to consultants using the Black Scholes option pricing model. The assumptions used in calculating fair value were as follows: 1.10% - 2.71% (2010 – 1.69% - 2.6%) risk free rate, 0% (2010 – 0%) dividend yield, 62% - 155% (2010 - 109% – 153%) expected volatility and 0.5 – 5 years (2010 – 1 - 5 years) weighted average expected stock option life.

Share Purchase Warrants

	2011		2010
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Balance, beginning of the year	7,740,000	CDN $0.232	16,675,000	CDN $0.175
Expired	(3,790,000)	CDN $0.344	(205,000)	CDN $0.125
Exercised	(3,950,000)	CDN $0.125	(8,730,000)	CDN $0.125

Balance, end of the year	-	-	7,740,000	CDN $0.232

During 2011, 550,000 of the exercised warrants were exercised by Directors of the Company for total proceeds of $68,750 (2010 – 4,350,000 warrants for proceeds of $435,000).

Share Subscriptions

As at December 31, 2011, share subscriptions consist of $915 received in respect of private placements to take place in 2012.

As at December 31, 2010, share subscriptions consist of $125 in respect to proceeds receivable pursuant to the exercise of 1,000 share purchase warrants that took place in December 31, 2010 at a price of $0.125 per share.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Stated in US Dollars) – Page 19

Note 10	Related Party Transactions

The Company incurred the following revenues and expenses with directors and current and former officers of the Company and companies with common directors:

	2011	2010

Inventory Purchases	$76,305	$63,777

Research and development	187,340	218,536

Administrative expenses
Office and miscellaneous – secretarial services	5,561	11,645
Salaries, wages and benefits	40,152	40,963
	45,713	52,608
Key management compensation
Consulting fees	109,193	104,806
Management fees	46,508	49,492
Rent	24,423	23,290
Salaries, wages and benefits	72,001	63,071
Stock-based compensation	2,420	12,232
	254,545	252,891

	$563,903	$587,812

These transactions were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Included in prepaid expenses at December 31, 2011 is $2,091 (2010: $2,218) of prepaid rent paid to a company with a common director.

Included in loans payable at December 31, 2011 is $204,035 (2010: $Nil) owing to a director.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Stated in US Dollars) – Page 20

Note 11	Corporation Income Tax Losses

The total income tax recovery varies from the amounts that would be computed by applying the statutory income tax rate to loss before income taxes as follows:

	2011	2010

Income (losses) before income taxes	$(1,032,956)	$(1,213,770)

Statutory rates	27.00%	28.50%

Expected income tax (recovery)	$(279,000)	$(346,000)

Foreign income taxes at other than Canadian statutory rate	(53,000)	(41,000)
Change in statutory rates	(672,000)	578,000
Stock based compensation	49,000	53,000
Change in foreign exchange rate	(13,000)	118,000
Share issuance costs	(6,000)	(6,000)
Change in valuation allowance	974,000	(356,000)

	$-	$-

Deferred tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Significant components of the Company’s deferred tax assets, after applying enacted corporate income tax rates, are as follows:

	2011	2010

Deferred income tax assets
Non-capital and net operating losses	$5,090,000	$4,040,000
Capital losses	559,000	628,000
Mineral properties	4,000	4,000
Share issue costs	7,000	14,000
Non-deductible accruals	11,000	11,000
Non-deductible interest	631,000	631,000

	6,302,000	5,328,000
Less: valuation allowance	(6,302,000)	(5,328,000)

	$-	$-

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Stated in US Dollars) – Page 21

Note 11	Corporation Income Tax Losses – (cont’d)

The Company recorded a valuation allowance against its deferred income tax assets based on the extent to which it is more likely than not that sufficient taxable income will be realized during the carry forward periods to utilize all the deferred tax assets.

At December 31, 2011, the Company has accumulated non-capital losses of approximately CDN $1,922,000 in Canada and its subsidiaries have approximately $13,192,000 in USA, which are available to carry forward and offset future year’s taxable income. The non-capital losses expire beginning in 2018.

At December 31, 2011, the Company has accumulated capital losses of approximately CDN $4,545,000 in Canada that may be carried forward indefinitely to reduce future years’ capital gains.

Note 12	Segmented Information and Economic Dependence

The Company’s principal business location and operations are in Hayward, California in the United States of America. During the year ended December 31, 2011, the Company was economically dependent on three (2010: two) customers who each accounted for more than 10% of sales and in aggregate accounted for 52% (2010: 46%) of sales.

The Company’s sales revenues are allocated to geographic segments for the years ended December 31, 2011 and 2010 as follows:

Revenues		2011	2010
United States of America		$125,649	$191,355
Europe		19,538	30,181
Asia		13,355	11,313
Other		10,743	6,751
		$169,285	$239,600

Net losses		2011	2010
Canada		$364,632	$585,809
United States of America		668,324	627,961
		$1,032,956	$1,213,770

	December 31,	December 31,	January 1,
Total Assets	2011	2010	2010
Canada	$25,837	$280,521	$59,320
United States of America	122,404	180,153	148,735
	$148,241	$460,674	$208,055

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Stated in US Dollars) – Page 22

Note 13	Financial Instruments

Financial instruments issued by the Company are treated as equity only to the extent that they do not meet the definition of a financial liability. The Company’s common shares are classified as equity instruments.

Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

The Company classifies and measures its financial instruments as follows:

•	Cash is classified as “held-for-trading”. It is measured at fair value and changes in fair value are recognized in the statements of operations.

•	Accounts receivables are classified as loans and receivables. Their fair value approximates their carrying value due to their short term nature.

•
Accounts payable and accrued liabilities, promissory notes payable, loans payable and due to related parties are classified as other financial liabilities and are measured at fair value at inception. Promissory notes payable are measured at amortized cost using the effective interest rate at subsequent periods. Accounts payable and accrued liabilities, loans payable and due to related parties’ carrying amounts approximate their fair values due to their short term nature.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

a)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent losses.

b)	Liquidity Risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they become due. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. The Company may seek additional financing through equity offerings and advances from related parties, but there can be no assurance that such financing will be available on terms acceptable to the Company.

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Stated in US Dollars) – Page 23

Note 13	Financial Instruments – (cont’d)

c)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The company is exposed to risks associated with the effects of fluctuations in the prevailing levels of market interest rates.

d)	Foreign Currency Risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The majority of the Company’s operations are carried out in the United States of America, however the majority of financing is carried out in Canada. The parent company’s operations are in Canada and operate in Canadian dollars. As at December 31, 2011, the Company has Canadian dollars cash of $7,564 (2010: $209,871), accounts payable of $242,727 (2010: $58,063), loans payable of $250,500 (2010: $Nil), due to related parties of $119,185 (2010: $1,206). These factors expose the Company to foreign currency exchange rate risk, which could have a material adverse effect on the profitability of the Company. The Company currently does not plan to enter into foreign currency future contracts to mitigate this risk.

Note 14	Management of Capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern to pursue the development of fiber optics business and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. In the management of capital, the Company includes the components of shareholders’ equity, as well as cash.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash.

The Company is dependent on the capital markets as its main source of operating capital and the Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support.

The Company is not subject to any external capital requirements.

As at December 31, 2011, the Company had $(793,568) of capital (December 31, 2010 - $(165,575)), a decrease of capital of $627,993 during the year ended December 31, 2011 (2010 – increase of $681,260).

Valdor Technology International Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Stated in US Dollars) – Page 24

Note 15	Contingency

The Company is required to file certain foreign reporting information tax returns, and may be exposed to interest and penalties, estimated by management to be $119,000. Management believes it is unlikely that any interest and penalties would be assessed once the Company files the forms to comply with the filing requirement, and accordingly has not accrued any amounts in the financial statements.

Note 16	Subsequent Events

The Company issued 46,000 common shares pursuant to the exercise of share purchase options at CDN $0.17 per share for a total consideration of CDN $7,820.

The Company received loan advances of $596,615. The loan advances are non-interest bearing, unsecured and due on demand.

VALDOR TECHNOLOGY INTERNATIONAL INC.	Schedule I
CONSOLIDATED SCHEDULE OF ADMINISTRATIVE AND GENERAL EXPENSES
for the year ended December 31, 2011 and 2010
(Stated in US Dollars)

	2011	2010

Consulting fees – Note 10	$388,059	$253,526
Entertainment and travel	57,527	46,915
Investor relations	45,497	52,143
Legal and accounting fees	59,546	50,116
Insurance, licenses and permits	3,382	2,629
Management fees – Note 10	46,508	49,492
Office and miscellaneous – Note 10	46,790	36,521
Rent – Note 10	61,250	59,551
Repairs and maintenance	8,240	28,762
Salaries, wages and benefits – Note 10	168,800	177,019
Stock exchange filing fees	11,208	9,120
Telephone and utilities	16,651	16,608
Transfer agent fees	10,927	11,927

	$924,385	$794,329

VALDOR TECHNOLOGY INTERNATIONAL INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013 and 2012

(Stated in US Dollars)

(Unaudited - Prepared by Management)

UNAUDITED FINANCIAL STATEMENTS: In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the nine months ended September 30, 2013 and 2012.

VALDOR TECHNOLOGY INTERNATIONAL INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
September 30, 2013 and December 31, 2012
(Stated in US Dollars)
(Unaudited - Prepared by Management)

	September 30	December 31,
ASSETS	2013	2012
Current
Cash	$115,739	$27,139
Accounts receivable	34,014	19,423
Inventories	53,261	48,551
Prepaid expenses – Note 8	10,080	7,902
	213,094	103,015
Equipment – Note 5	2,575	-

	$215,669	$103,015

LIABILITIES
Current
Accounts payable and accrued liabilities	$127,388	$338,570
Advances on private placement	-	45,732
Due to related parties – Note 6	8,781	455,362

	136,169	839,664

SHAREHOLDERS’ DEFICIENCY

Share capital – Notes 7 and 13	20,088,194	17,872,166
Contributed surplus	3,113,441	3,158,054
Accumulated other comprehensive income (loss)	5,638	(32,226)
Deficit	(22,564,738)	(21,187,485)

Attributable to parent	642,535	(189,491)
Attributable to non-controlling interest	(563,035)	(547,158)

Total Shareholders’ Deficiency	79,500	(736,649)

	$215,669	$103,015

Nature of Operations – Note 1
Commitment – Note 7
Contingency – Note 12
Subsequent Events – Note 13

APPROVED BY THE DIRECTORS:

“Elston Johnston”	Director	“Brian Findlay”	Director
Elston Johnston		Brian Findlay

SEE ACCOMPANYING NOTES

VALDOR TECHNOLOGY INTERNATIONAL INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS
for the three and nine months ended September 30, 2013 and 2012
(Stated in US Dollars)
(Unaudited - Prepared by Management)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Revenue	$44,993	$30,295	$97,892	$96,672
Direct expenses	24,539	15,853	51,944	45,823

Gross profit (loss)	20,454	14,442	45,948	50,849

Expenses
Administration and general – Schedule 1	289,199	368,226	1,117,421	867,482
Amortization	40	2,548	40	2,548
Marketing	23,695	30,483	84,783	90,411
Research and development	31,437	25,797	85,702	77,534
Interest	932	868	3,098	3,418
Stock-based compensation – Note 7	21,042	(8,047)	148,034	(2,433)

	366,345	419,875	1,439,078	1,038,960

Net loss before other item	(345,891)	(405,433)	(1,393,130)	(988,111)
Gain on write-off of accounts payable	-	-	-	33,264
Net loss for the period	(345,891)	(405,433)	(1,393,130)	(954,847)

Other Comprehensive (Loss) Income
Exchange differences on translating into functional currency	(3,047)	(73,591)	37,864	(46,029)

Total comprehensive loss for the period	$(348,938)	$(479,024)	$(1,355,266)	$(1,000,876)

Net loss attributable to non-controlling interest	(5,853)	(6,528)	(15,877)	(17,860)
Net loss attributable to parent	(340,038)	(398,905)	(1,377,253)	(936,987)

Net loss for the period	$(345,891)	$(405,433)	$(1,393,130)	$(954,847)

Total comprehensive loss attributable to non- controlling interest	(5,853)	(6,528)	(15,877)	(17,860)
Total comprehensive loss attributable to parent	(343,085)	(472,496)	(1,339,389)	(983,016)

Total comprehensive loss for the period	$(348,938)	$(479,024)	$(1,355,266)	$(1,000,876)

Basic and diluted loss per share	$(0.00)	$(0.01)	$(0.02)	$(0.02)

Weighted average number of shares outstanding	79,492,198	44,075,503	63,927,994	44,044,913

SEE ACCOMPANYING NOTES

VALDOR TECHNOLOGY INTERNATIONAL INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine months ended September 30, 2013 and 2012
(Stated in US Dollars)
(Unaudited - Prepared by Management)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Operating Activities
Net loss for the period	$(345,891)	$(405,433)	$(1,393,130)	$(954,847)
Charges to income not affecting cash:
Amortization	40	2,548	40	2,548
Unrealized foreign exchange	(6,617)	(335)	17,494	(2,520)
Write-off of accounts payable	-	-	-	(33,264)
Non-cash compensation charge	21,042	(8,047)	148,034	(2,433)

	(331,426)	(411,267)	(1,227,562)	(990,516)
Changes in non-cash working capital balances related to operations:
Accounts receivable	4,794	10,723	(14,007)	2,665
Inventories	(7,806)	7,031	(4,710)	16,001
Prepaid expenses	415	6,618	(2,156)	9,929
Accounts payable and accrued liabilities	22,483	130,678	(203,827)	(138,018)

	(311,540)	(256,217)	(1,452,262)	(1,099,939)
Financing Activities
Increase (decrease) in due to related parties	3,689	111,279	(433,710)	150,224
Increase (decrease) in loans payable	(232,799)	135,193	(44,571)	980,837
Proceeds from issuance of common shares	409,331	2,011	2,023,381	13,579

	180,221	248,483	1,545,100	1,144,640
Investing activities
Acquisition of equipment	(2,615)	(16,990)	(2,615)	(16,990)

Effect of unrealized foreign exchange gain or loss on cash	7,000	(8,941)	(1,622)	307

Increase (decrease) in cash during the period	(126,934)	(33,665)	88,601	28,018

Cash, beginning of the period	242,674	71,251	27,139	9,568

Cash, end of the period	$115,740	$37,586	$115,740	$37,586

Supplementary disclosure of cash flow information
Cash paid for:
Interest	$-	$-	$-	$-

Income taxes	$-	$-	$-	$-

SEE ACCOMPANYING NOTES

VALDOR TECHNOLOGY INTERNATIONAL INC.
CONDENSED INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS’ DEFICIENCY
for the nine months ended September 30, 2013 and 2012 and for the nine months ended December 31, 2012
(Stated in US Dollars)
(Unaudited - Prepared by Management)

					Accumulated
	Common Stock		Common		Other		Non-
	Issued		Stock	Contributed	Comprehensive		Controlling
	Shares	Amount	Subscriptions	Surplus	Income (loss)	Deficit	Interest	Total

Balance, December 31, 2011	43,996,720	$16,491,101	$915	$3,103,284	$(9,704)	$(19,863,201)	$(525,531)	$(803,136)
Shares issued for cash:	-	-	-	-	-	-	-	-
On exercise of share purchase options	-	-	-	-	-	-	-	-
– at CND$0.17	81,000	13,579	-	-	-	-	-	13,579
Fair value of options exercised	-	5,082	-	(5,082)	-	-	-	-
Fair market value of stock based compensation	-	-	-	(2,433)	-	-	-	(2,433)
Exchange differences on translating foreign operation	-	-	-	-	(46,029)	-	-	(46,029)
Net loss for the period	-	-	-	-	-	(936,987)	(17,860)	(954,847)

Balance, September 30, 2012	44,077,720	16,509,762	915	3,095,769	(55,733)	(20,800,188)	(543,391)	(1,792,866)

Shares issued for cash:
Pursuant to a private placement
– at CND$0.10	13,836,000	1,387,474	(915)	-	-	-	-	1,386,559
On exercise of share purchase options
– at CND$0.17	-	-	-	-	-	-	-	-
Shares issued as finders fees	391,000	39,209	-	-	-	-	-	39,209
Share issue cost	-	(64,279)	-	-	-	-	-	(64,279)
Fair market value of stock based compensation	-	-	-	62,285	-	-	-	62,285
Exchange differences on translating foreign operation	-	-	-	-	23,507	-	-	23,507
Net loss for the period	-	-	-	-	-	(387,297)	(3,767)	(391,064)

Balance, December 31, 2012	58,304,720	$17,872,166	$-	$3,158,054	$(32,226)	$(21,187,485)	$(547,158)	$(736,649)

SEE ACCOMPANYING NOTES

Continued

VALDOR TECHNOLOGY INTERNATIONAL INC.
CONDENSED INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS’ DEFICIENCY
for the nine months ended September 30, 2013 and 2012 and for the nine months ended December 31, 2012
(Stated in US Dollars)
(Unaudited - Prepared by Management)

					Accumulated
	Common Stock		Common		Other		Non-
	Issued		Stock	Contributed	Comprehensive		Controlling
	Shares	Amount	Subscriptions	Surplus	Income (loss)	Deficit	Interest	Total

Balance, December 31, 2012	58,304,720	$17,872,166	$-	$3,158,054	$(32,226)	$(21,187,485)	$(547,158)	$(736,649)

Shares issued for cash:
Pursuant to a private placement
– at CND$0.10	20,175,000	1,953,554	-	-	-	-	-	1,953,554
On exercise of share purchase options
– at CND$0.10	725,000	69,827						69,827
Shares issued as finders fees	699,000	67,761	-	-	-	-	-	67,761
Share issue cost	-	(67,761)	-	-	-	-	-	(67,761)

Fair value of options exercised	-	192,647	-	(192,647)	-	-	-	-
Fair market value of stock based compensation	-	-	-	148,034	-	-	-	148,034
Exchange differences on translating foreign operation	-	-	-	-	37,864	-	-	37,864
Net loss for the period	-	-	-	-	-	(1,377,253)	(15,877)	(1,393,130)

Balance, September 30, 2013	79,903,720	$20,088,194	$-	$3,113,441	$5,638	$(22,564,738)	$(563,035)	$79,500

SEE ACCOMPANYING NOTES

VALDOR TECHNOLOGY INTERNATIONAL INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Stated in US Dollars)
(Unaudited - Prepared by Management)

Note 1	Nature of Operations

The Company was incorporated under the British Columbia Company Act on March 19, 1984 and is publicly traded on the TSX Venture Exchange. During the nine months ended September 30, 2013, the Company’s principal business was developing, manufacturing and marketing of fiber optic components and related technology products.

The address of the Company’s corporate office is 450 - 789 West Pender Street, Vancouver, BC V6C 1H2 and the principal place of business is 3116 Diablo, Hayward, California 94545.

Note 2	Basis of Preparation

a)	Statement of Compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on November 29, 2013.

b)	Going Concern

The financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

Valdor Technology International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
September 30, 2013
(Stated in US Dollars)
(Unaudited - Prepared by Management) – Page 2

Note 2	Basis of Preparation – (cont’d)

c)	Basis of Measurement

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. See Note 4 for use of estimates and judgements made by management in the application of IFRS.

The condensed interim consolidated financial statements have been prepared on a historical cost basis and have been presented in US dollars. The Company’s functional currency is the Canadian dollar as it is the currency in which the majority of the funding is obtained to continue operations.

Note 3	Significant Accounting Policies

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited consolidated financial statements as at December 31, 2012. The accompanying unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2012.

Adoption and Amendments of Accounting Standards

On January 1, 2013, the Company adopted new standards with respect to consolidations (IFRS 10), joint arrangements (IFRS 11), disclosure of interests in other entities (IFRS 12), fair value measurements (IFRS 13) and amendments to financial instruments disclosure (IFRS 7) as well as amendments related to investments in associates, separate financial statements (IAS 27) and joint ventures (IAS 28). The adoption of these amendments and standards had no impact on the amounts recorded in the condensed interim consolidated financial statements for the current or comparative periods.

Valdor Technology International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
September 30, 2013
(Stated in US Dollars)
(Unaudited - Prepared by Management) – Page 3

Note 3	Summary of Significant Accounting Policies – (cont’d)

Accounting Standards and Amendments Issued but Not Yet Effective

The following new standards and interpretations are not yet effective and have not been applied in preparing these interim consolidated financial statements. The Company is currently evaluating the potential impacts of these new standards; however the Company does not expect them to have a significant effect on the financial statements.

•	IAS 32, Financial Instrument Presentations (effective January 1, 2014) introduces amendments requiring incremental disclosures and clarity an entity’s ability to offset financial assets and financial liabilities.

•	IFRS 9, Financial Instruments (effective January 1, 2015) introduces new requirements for the classification and measurement of financial assets, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options available in IAS 39.

Note 4	Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

a)	Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 7.

Valdor Technology International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
September 30, 2013
(Stated in US Dollars)
(Unaudited - Prepared by Management) – Page 4

Note 4	Use of Estimates and Judgments – (cont’d)

b)	Income taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

c)	Functional currency

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent and the US dollar is the functional currency of the subsidiary, management considered the currency that mainly influences the costs of providing goods and services in each jurisdiction in which the Company operates.

d)	Going concern

The assumption that the Company is a going concern and will continue in operation for the foreseeable future and at least one year. The factors considered by management are disclosed in Note 2(b).

Note 5	Equipment

	September 30, 2013
		Accumulated
	Cost	Amortization	Net

Equipment	$2,615	$40	$2,575

Valdor Technology International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
September 30, 2013
(Stated in US Dollars)
(Unaudited - Prepared by Management) – Page 5

Note 6	Due to Related Parties

Due to related parties, representing amounts due to directors and officers of the Company and companies with common directors, are non-interest bearing, unsecured and are due on demand.

Note 7	Share Capital

a)	Authorized:

Unlimited common shares without par value 50,000,000 preferred shares without par value

b)	Commitments

Stock-Based Compensation Plan

The Company has established a formal stock option plan in accordance with the policies of the TSX-V under which it is authorized to grant options up to a maximum of 20% of the issued and outstanding common shares to officers, directors, employees and consultants. The exercise price of each option is not less than the market price of the Company’s stock on the trading day immediately before the date of grant, subject to a minimum of CDN $0.10 per common share. No options will be exercisable until it has vested. Options vest at 25% on a quarterly basis unless specified by the board. The options are for a maximum term of five years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price in accordance with the stock option plan.

A summary of the status of the stock option plan as of September 30, 2013 and 2012 and changes during the periods then ended on those dates is presented below:

	2013		2012
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding at the beginning of the period	6,442,500	CDN$0.13	6,183,500	CDN$0.15
Granted	1,335,000	CDN$0.13	-	-
Expired/forfieted	(800,000)	CDN$0.16	(1,870,000)	CDN$0.15
Exercised	(725,000)	-	(81,000)	CDN$0.17

Options outstanding at end of the period	6,252,500	CDN$0.14	4,232,500	CDN$0.16

Options exercisable at end of the period	4,330,000		3,875,000

Valdor Technology International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
September 30, 2013
(Stated in US Dollars)
(Unaudited - Prepared by Management) – Page 6

Note 7	Share Capital – (cont’d)

b)	Commitments - (cont’d)

Stock-Based Compensation Plan – (cont’d)

At September 30, 2013, the Company has 6,252,500 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Exercise
Number	Price	Expiry Date

127,500	CDN $0.15	April 30, 2014
250,000	CDN $0.20	August 10, 2014
575,000	CDN $0.20	August 28, 2014
100,000	CDN $0.20	October 28, 2014
100,000	CDN $0.25	December 16, 2014
440,000	CDN $0.16	December 8, 2015
400,000	CDN $0.18	March 16, 2016
715,000	CDN $0.15	October 16, 2016
1,700,000	CDN $0.10	November 23, 2017
510,000	CDN $0.10	December 19, 2017
735,000	CDN $0.13	January 7, 2018
600,000	CDN $0.13	May 14, 2018

6,252,500

As of September 30, 2013, the 6,252,500 share purchase options outstanding have a weighted average remaining contractual life of 3.24 years.

Stock-based compensation charges are expensed for stock options granted and vested with a corresponding increase to contributed surplus. Upon exercise of stock options, consideration paid on the exercise of stock options and purchase of stock is credited to share capital.

During the nine months ended September 30, 2013, the Company recorded stock-based compensation expense of $148,034 (September 30, 2012: $(2,433)) on revaluation of stock options as of the reporting period and for stock options vested during the period. The fair value of share purchase options granted was estimated on the grant date for options granted to employees and each vesting date for options granted to consultants using the Black Scholes option pricing model. The assumptions used in calculating fair value were as follows: 1.13% - 1.66% (September 30, 2012 – 1.13% - 1.44%) risk free rate, 0% (September 30, 2012 – 0%) dividend yield, 84 - 135 (September 30, 2012 - 86% – 144%) expected volatility and 3.5 – 5.0 years (September 30, 2012 – 3.5 – 5 years) weighted average expected stock option life.

Valdor Technology International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
September 30, 2013
(Stated in US Dollars)
(Unaudited - Prepared by Management) – Page 7

Note 7	Share Capital – (cont’d)

b)	Commitments - (cont’d)

Share purchase warrants

During the nine month period ended September 30, 2013, the Company issued 20,175,000 common shares pursuant to the private placement of 20,175,000 units at CDN$0.10 per unit for gross proceeds of $1,953,554. Each unit was comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder thereof the right to purchase one common share at CDN$0.20 per share for a period of three years. The Company issued 699,000 finders’ units with same terms as that of the private placement noted above. Using the residual value method, the Company valued the share component of the private placement units at CDN $0.10 and the share purchase warrant component at CDN $nil.

A summary of the status of share purchase warrants as of September 30, 2013 and 2012 and changes during the periods then ended on those dates is presented below:

	2013		2012
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Balance, beginning of the period	14,227,000	CDN$0.20	-	-
Issued	20,874,000	CDN$0.20	-	-

Balance, end of the period	35,101,000	CDN$0.20	-	-

At September 30, 2013, the Company has 35,101,000 share purchase warrants outstanding as follows (2012 – nil):

Exercise
Number	Price	Expiry Date

14,227,000	CDN $0.20	November 23, 2015
20,874,000	CDN $0.20	June 10, 2016

35,101,000

Valdor Technology International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
September 30, 2013
(Stated in US Dollars)
(Unaudited - Prepared by Management) – Page 8

Note 8	Related Party Transactions

The Company incurred the following revenues and expenses with directors and current and former officers of the Company and companies with common directors:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Administrative expenses
Office and miscellaneous – secretarial services	$5,350	$5,726	$8,647	$9,703
Salaries, wages and benefits	-	-	-	24,737
Stock-based compensation	(6)	-	766	-
	5,344	5,726	9,413	34,440
Key management compensation
Consulting fees	114,505	105,885	317,005	141,682
Management fees	36,109	34,439	109,924	67,352
Rent	6,198	4,270	18,776	18,921
Salaries, wages and benefits	-	-	-	28,513
Stock-based compensation	19,425	-	47,044	-
	176,237	144,594	492,749	256,468

	$181,581	$150,320	$502,162	$290,908

These transactions were measured by the amounts agreed upon by the related parties.

Included in prepaid expenses at September 30, 2013 is $2,074 (December 31, 2012: $Nil) of prepaid rent paid to a company with a common director.

Included in advances on private placement at September 30, 2013 is $Nil (December 31, 2012: $40,500) advanced from a director and a company with a common director.

Note 9	Segmented Information and Economic Dependence

The Company’s principal business location and operations are in Hayward, California in the United States of America. During the nine months ended September 30, 2013, the Company was economically dependent on two (2012: two) customers each accounted for more than 10% of sales and in aggregate accounted for 44% (2012: 37%) of sales.

Valdor Technology International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
September 30, 2013
(Stated in US Dollars)
(Unaudited - Prepared by Management) – Page 9

Note 9	Segmented Information and Economic Dependence – (cont’d)

The Company’s sales revenues are allocated to geographic segments for the three and nine months ended September 30, 2013 and 2012 are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

United States of America	$18,720	$25,574	$49,837	$78,437
Europe	16,668	2,711	30,367	7,799
Other	9,605	2,010	17,688	10,436

	$44,993	$30,295	$97,892	$96,672

Net losses
	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Canada	$248,332	$296,623	$1,128,511	$657,174
United States of America	97,559	108,810	264,619	297,673

	$345,891	$405,433	$1,393,130	$954,847

Total Assets
	September 30,	December 31,
	2013	2012

Canada	$118,182	$34,896
United States of America	97,487	68,119

	$215,669	$103,015

Valdor Technology International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
September 30, 2013
(Stated in US Dollars)
(Unaudited - Prepared by Management) – Page 10

Note 10	Financial Instruments

Financial instruments issued by the Company are treated as equity only to the extent that they do not meet the definition of a financial liability. The Company’s common shares are classified as equity instruments.

Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

The Company classifies and measures its financial instruments as follows:

•	Cash is classified as “held-for-trading”. It is measured at fair value and changes in fair value are recognized in the statements of operations.

•	Accounts receivables are classified as loans and receivables. Their fair value approximates their carrying value due to their short term nature.

•
Accounts payable and accrued liabilities, promissory notes payable, and due to related parties are classified as other financial liabilities and are measured at fair value at inception. Promissory notes payable are measured at amortized cost using the effective interest rate at subsequent periods. Accounts payable and accrued liabilities and due to related parties’ carrying amounts approximate their fair values due to their short term nature.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

a)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent losses.

b)	Liquidity Risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they become due. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. The Company may seek additional financing through equity offerings and advances from related parties, but there can be no assurance that such financing will be available on terms acceptable to the Company.

Valdor Technology International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
September 30, 2013
(Stated in US Dollars)
(Unaudited - Prepared by Management) – Page 11

Note 10	Financial Instruments – (cont’d)

c)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The company is exposed to risks associated with the effects of fluctuations in the prevailing levels of market interest rates.

d)	Foreign Currency Risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The majority of the Company’s operations are carried out in the United States of America, however the majority of financing is carried out in Canada. The parent company’s operations are in Canada and operate in Canadian dollars. As at September 30, 2013, the Company has cash of CDN$112,510 (December 31, 2012: CDN$16,575), accounts payable of CDN$32,664 (December 31, 2012: CDN$251,924), advances on private placement of CDN$Nil (December 31, 2012 CDN$45,500) due to related parties of CDN$9,083 (December 31, 2012: CDN$454,589). These factors expose the Company to foreign currency exchange rate risk, which could have a material adverse effect on the profitability of the Company. The Company currently does not plan to enter into foreign currency future contracts to mitigate this risk.

Note 11	Management of Capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern to pursue the development of fiber optics business and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. In the management of capital, the Company includes the components of shareholders’ equity, as well as cash.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash.

The Company is dependent on the capital markets as its main source of operating capital and the Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support.

The Company is not subject to any external capital requirements

Valdor Technology International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
September 30, 2013
(Stated in US Dollars)
(Unaudited - Prepared by Management) – Page 12

Note 12	Contingency

The Company is required to file certain foreign reporting information tax returns, and may be exposed to interest and penalties, estimated by management to be $119,000. Management believes it is unlikely that any interest and penalties would be assessed once the Company files the forms to comply with the filing requirement, and accordingly has not accrued any amounts in the financial statements.

Note 13	Subsequent Events

Subsequent to September 30, 2013:

The Company granted 350,000 share purchase options to at a price of CDN$0.10 per share expiring on January 23, 2016.

The Company granted 400,000 share purchase options to at a price of CDN$0.10 per share expiring on February 3, 2019.

By an agreement dated February 14, 2014, effectively approved on February 24, 2014 by the TSX Venture Exchange, the Company acquired 100% of the business and all the assets of Videoware Inc (‘Videoware’); a wholly owned subsidiary of ViewCast.com Inc. located in Grapevine, Texas in consideration for $1,100,000 cash and the assumption of debt as follows:

•	$500,000 of the purchase price at the time of closing

•	Issuance of $600,000 non-interest bearing promissory note

The transaction will be accounted for using the purchase method of accounting as an acquisition of assets by the Company. The allocation of the purchase price is based on the assets acquired measured at the fair value at the date of the acquisition. The allocation of the purchase price to the assets acquired is as follows:

Accounts Receivables	$ 300,675
Inventories	758,283
Machinery and Equipment	80,700
Intangible Property	100,000

1,239,658
Assumption of liabilities	(139,658)

Fair value of assets acquired	$ 1,100,000

Consideration paid:
Cash	$ 500,000
Promissory Note	600,000

$ 1,100,000

Valdor Technology International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
September 30, 2013
(Stated in US Dollars)
(Unaudited - Prepared by Management) – Page 13

Note 13	Subsequent Events – (cont’d)

In addition to the Company will pay a royalty of 7% of the gross sales of product lines acquired to Videoware for a period of five years commencing on July 1, 2014 with a maximum paid royalty of $1,750,000.

The Company issued 5,280,000 common shares pursuant to the private placement of 5,280,000 units at CDN$0.10 per unit for gross proceeds of $471,428. Each unit was comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder thereof the right to purchase one common share at CDN$0.20 per share for a period of three years. The Company issued 497,000 finders’ units with same terms as that of the private placement noted above.

The Company issued $354,464 (CDN$397,000) convertible debentures bearing interest at a rate of 12% per annum, due March 20, 2017. The debentures are convertible at a rate of 20% of the principal amount outstanding into units consisting of one common share and one share purchase warrant. Each share purchase warrant entitles the holder thereof the right to purchase one common share at CDN$0.20 per share for a period of three years.

VALDOR TECHNOLOGY INTERNATIONAL INC.	Schedule I
CONDENSED INTERIM CONSOLIDATED SCHEDULE OF ADMINISTRATIVE AND
GENERAL EXPENSES
for the three and nine months ended September 30, 2013 and 2012
(Stated in US Dollars)
(Unaudited - Prepared by Management)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Consulting fees – Note 8	$135,502	$206,662	$678,088	$410,380
Entertainment and travel	13,317	21,938	40,719	33,626
Investor relations	11,683	5,063	17,588	12,521
Legal and accounting fees	11,639	22,763	38,363	47,185
Licenses and permits	194	866	1,491	1,556
Management fees – Note 8	36,109	34,439	109,924	67,352
Office and miscellaneous – Note 8	12,734	19,374	33,083	45,802
Rent – Note 8	20,109	10,310	47,772	43,708
Repairs and maintenance	1,581	1,065	3,796	3,130
Salaries, wages and benefits – Note 8	40,238	33,542	107,248	161,090
Stock exchange filing fees	189	857	21,357	15,255
Telephone and utilities	1,355	5,612	10,486	17,468
Transfer agent fees	4,549	5,735	7,506	8,409

	$289,199	$368,226	$1,117,421	$867,482